BRIGUS GOLD CORP.

Report to Shareholders
Three and Nine months ended September 30, 2010

Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Brigus Gold Corp. (“Brigus” or the “Company”) and should be read in conjunction with the annual audited consolidated financial statements and MD&A for the year ended December 31, 2009 and the accompanying unaudited consolidated financial statements and related notes, which are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).  For a reconciliation to GAAP in Canada (“Canadian GAAP”), see Note 20 to the consolidated financial statements set forth below. These statements, together with the following discussion and analysis, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Brigus.  All of the financial information presented herein is expressed in U.S. dollars, unless otherwise stated. The information presented in this MD&A is as of November 12, 2010, Canadian dollars are indicated by the symbol “Cdn$”.  A cautionary note regarding forward-looking statements follows this MD&A.

In this quarterly report, the terms “cash operating cost,” “total cash cost” and “total production cost” are non-GAAP financial measures and are used on a per ounce of gold sold basis.  Cash operating costs is equivalent to direct operating cost as found on the Consolidated Statements of Operations, less production royalty expenses and mining taxes but includes by-product credits for payable silver, where applicable.  Total cash cost is equivalent to cash operating costs plus production royalties and mining taxes.  The term “total production costs” is equivalent to total cash costs plus non-cash costs including depreciation and amortization.  See “Reconciliation of Cash Operating and Total Production Costs per Ounce” below.

OVERVIEW

Brigus is principally engaged in gold mining including extraction, processing, and refining, as well as related activities including exploration and development of mineral deposits principally in North America.  The Company owns Black Fox, an open pit and underground mine and mill located in the Province of Ontario, Canada (“Black Fox”).  The Black Fox mine site is situated seven miles east of Matheson and the mill complex is twelve miles west of Matheson.  Ore mining from the open pit began in March 2009 and milling operations commenced in April 2009.  The development of the Black Fox underground mine commenced during 2010 and ore production from the underground mine is expected to commence in 2011.  The Company owns two exploration properties adjacent to the Black Fox mine site known as Grey Fox and Pike River.

The Company is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, the Company holds  a 100 percent interest in the Ixhuatan Property located in the state of Chiapas, and an 80 percent interest in the Huizopa Joint Venture, (20 percent Minas de Coronado, S. de R.L. de CV), an early stage, gold-silver exploration joint venture located in the Sierra Madres in the State of Chihuahua.  In the Dominican Republic, Brigus and Everton Resources have a joint venture covering the Ampliacion Pueblo Viejo (“APV”), Loma El Mate and Lomo Hueca mineral exploration projects.

The Company’s common shares are listed on both the Toronto Stock Exchange and the NYSE Amex Equities under the symbol BRD.

THIRD QUARTER, 2010 HIGHLIGHTS

•	Gold production in the quarter of 21,526 ounces and gold sales of 19,265 ounces, an increase of 12% over the second quarter of 2010.
•	Total cash cost per ounce of gold sold of $440(1).
•	Operating income of $7.1 million, a 56% improvement over Q2 2010 and more than double the $3.2 million reported in Q3 2009.
•	Net loss of $12.2 million after charging $9.8 million in realized and unrealized losses on gold forward contracts and $7.7 million in the fair value change of equity linked financial instruments.
•	Cash flow from operations of $3.6 million.
•
945 meters of lateral development, in waste rock, at the Black Fox underground mine with the advancement of the following three main areas (a) Ramp from the 235 meter level to the surface, (b) East Ramp down from the 235 level and, (c) access to the East Ore Zone.

•	Completion of the 235 meter ventilation raise in August and the commencement of equipping the raise.
(1)
Total cash cost per ounce of gold sold is a non-GAAP measure and is not necessarily comparable to similar titled measures of other companies due to potential inconsistencies in the method of calculation.

OVERALL PERFORMANCE

For the three months ended September 30, 2010, Brigus incurred a loss of $12.2 million or $0.09 per share as compared to a loss of $16.9 million or $0.26 per share for the same period in 2009.  The net loss for the nine months ended September 30, 2010 was $25.4 million or $0.26 per share compared to $52.5 million or $0.88 per share for the same period 2009.

(Thousands, except per share	Three months ended		Nine months ended
and ounce amounts)	September 30,		September 30,
	2010	2009	2010	2009 (2)
Revenue from the sale of gold	$23,679	$19,131	$63,468	$23,840
Operating income	7,129	3,162	13,491	2,178
Net loss	(12,157)	(16,910)	(25,397)	(52,534)
Net loss per share, basic and diluted	(0.09)	(0.26)	(0.26)	(0.88)
Gold sales in ounces	19,265	19,848	53,491	24,891
Total cash cost per ounce of gold (1)	$440	$575	$499	$540

(1)
Total cash cost per ounce of gold sold is a non-GAAP measure and is not necessarily comparable to similar titled measures of other companies due to potential inconsistencies in the method of calculation.

(2)	The Black Fox mine began commercial production in late May 2009 so the nine months ended September 30, 2009 only represents approximately four months of gold sales.

Three Months Ended September 30, 2010 Compared to the Three Months Ended September 30, 2009

The net loss for the 3rd quarter of 2010 was $12.2 million compared to a loss of $16.9 million for the same period of 2009.  Items of note affecting the net income/(loss) for the quarters are as follows:

•
Revenue for the three months ended September 30, 2010 was $23.7 million compared to $19.1 million for the same period in 2009.  The average spot price recorded for gold for the three months ended September 30, 2010 was $1,229 per ounce compared to $963 per ounce for the 3rd quarter 2009.  Gold sold for the three months ended September 30, 2010 was 19,265 ounces compared to 19,848 ounces for the three months ended September 30, 2009.

•
Of the 19,265 ounces of gold sold in the 3rd quarter 2010, 14,013 ounces were delivered against the Company’s gold forward sales contracts and therefore cash received was at the contract price of $876 per ounce, with the balance of 5,252 ounces of gold being sold at spot prices.  In 2009 all gold ounces sold were delivered against the Company’s forward sales contracts and therefore the Company received $876 per ounce.  For gold sales delivered into the gold forward sales contracts, the difference between the average spot price per ounce of gold and the forward sales contract price is recorded as a realized loss on derivative instruments which amounted to a realized loss in the current quarter of $4.8 million compared to a realized loss of $1.7 million for the same period 2009.

•
Direct operating costs at Black Fox, which include mining costs and processing costs, for the three months ended September 30, 2010 were $8.5 million, compared to $11.4 million for the three months ended September 30, 2009.  The $2.9 million decrease in third quarter operating costs from 2009 to 2010 of is due mainly to the following (a) lower overall costs of processing ore through the Black Fox mill, (b)  $0.5 million lower Black Fox administrative costs and toll milling charges in 2009.

•
General and administrative expenses were $3.1 million and $1.1 million for the three months ended September 30, 2010 and 2009, respectively.  The increase was primarily a result of (a) employee severance costs, (b) increased costs related to overhead for the merger with Linear Gold Corp. (“Linear”), the effects of which will decrease as the transition plan for Brigus is completed, and (c) increased consulting and legal fees in connection with the Black Fox project financing facility (the “Project Facility”) and the requirement from the Project Facility lending banks (the “Banks” as defined herein) to incorporate the assets of Linear within the Banks’ security package.

•
Expenses for exploration and development, consisting of drilling and maintaining exploration properties, totaled $2.0 million and $0.6 million for the three months ended September 30, 2010 and 2009, respectively.  During the third quarter 2010, Brigus spent $1.4 million for exploration activities at the Grey Fox and Pike River properties forming part of the Black Fox complex , $0.4 million on the Goldfields property in Saskatchewan and $0.2 million of holding and property costs at the Mexican properties.  The increase in expenditures in the 3rd quarter of 2010 compared to the same quarter in 2009 was due to increased drilling conducted on the Grey Fox and Pike River properties and the inclusion of Goldfields property expenditures following the merger with Linear in late June 2010.  (See “Exploration.”)

•
Interest expense during the three months ended September 30, 2010 was $1.9 million compared to $3.0 million during the three months ended September 30, 2009.  The decrease is primarily the result of reducing the Project Facility debt outstanding throughout the third quarter 2009 from $70.0 million to $41.8 million as at June 30, 2010.

•
During the three months ended September 30, 2010 and 2009, the Company recorded a loss of $7.7 million and $4.2 million, respectively, for the change in fair value of certain warrants to purchase common shares of Brigus denominated in a foreign currency (the Canadian dollar) due to these warrants being treated as derivative instruments rather than equity instruments for accounting purposes.

•
For the three months ended September 30, 2010 and 2009, the Company recorded unrealized losses on derivative instruments of $5.0 million and $10.2 million, respectively.  The $5.0 million unrealized loss for the three months ended September 30, 2010 was for the change in fair value of the outstanding gold forward sales contracts.  The unrealized loss on derivative contracts of $10.2 million for the three months ended September 30, 2009 is comprised of (1) an unrealized loss of $14.3 million for the change in value recorded for gold forward sales contracts held as of September 30, 2009 and (2) an unrealized gain of $4.1 million for the change in value of Canadian dollar foreign exchange contracts held as of September 30, 2009.

Nine months ended September 30, 2010 Compared to the Nine months ended September 30, 2009

The Company recorded a net loss of $25.4 million, or ($0.26) per share, for the nine months ended September 30, 2010, as compared to a net loss of $52.5 million, or ($0.88) per share, for the nine months ended September 30, 2009.  In late May 2009, Black Fox, the Company’s only producing property, achieved commercial production.  Therefore, there was only about four months of activity to report for the nine months ended September 30, 2009 for gold sales revenue, direct operating costs, depreciation and amortization, and accretion expense – accrued site closure costs.

•
Revenue for the nine months ended September 30, 2010 was $63.5 million compared to $23.8 million for the same period in 2009.  The average spot price recorded for gold for the nine months ended September 30, 2010 was $1,187 per ounce compared to $958 per ounce for the nine months ended September 30, 2009.  Gold sold for the nine months ended September 30, 2010 was 53,491 ounces compared to 24,891 ounces for the same period 2009.

•
Of the 53,491 ounces gold sold in the nine months ended September 30, 2010, 44,366 ounces were delivered against the Company’s gold forward sales contracts and therefore cash received was at the contract price of $876 per ounce, with the balance of 9,125 ounces of gold being sold at spot prices.  In 2009 all gold ounces sold were delivered against the Company’s forward sales contracts at $876 per ounce.  For gold sales delivered into the gold forward sales contracts, the difference between the average spot price per ounce of gold and the forward sales contract price was recorded as a realized loss on derivative instruments of $13.2 million compared to a realized loss of $2.4 million for the same period 2009.

•
Direct operating costs at Black Fox, which include mining costs and processing costs, for the nine months ended September 30, 2010 were $26.7 million, compared to $13.5 million for the nine months ended September 30, 2009.  The increase in operating costs from 2009 to 2010 of $13.2 million was due mainly to the fact that Black Fox only entered commercial production in late May 2009 and therefore the $13.5 million of costs only covered approximately a four-month period compared to nine months in 2010.

•
General and administrative expenses were $8.7 million and $3.1 million for the nine months ended September 30, 2010 and 2009, respectively.  The increase was mainly the result of the merger of Apollo and Linear which formed Brigus, specifically (a) severance costs of the previous President and CEO plus two vice presidents, (b) increased overhead as a result of including Linear overhead costs (two offices instead of one), and (c) increased consulting and legal fees in connection with the Project Facility and the requirement from the lending Banks to incorporate the assets of Linear within the Banks’ security package.

•
Expenses for exploration and development, consisting of drilling and maintaining exploration properties, totaled $3.7 million and $1.1 million for the nine months ended September 30, 2010 and 2009, respectively.  The increase in expenditures of $2.6 million is a result of increased drilling activity at the Grey Fox and Pike River properties plus the inclusion of the Goldfields property (as part of the June 2010 merger transaction) within the Company’s property portfolio.  (See “Exploration.”)

•
Interest expense during the nine months ended September 30, 2010 was $7.9 million compared to $5.2 million for the same period in 2009.  The increase in interest of $2.7 million is a result of capitalizing $1.8 million of the interest paid on the Project Facility during the preproduction period January to May 2009 for the Black Fox project and an increase in interest on capital leases due to additional equipment being leased in the latter half of 2009 partially offset by reductions in principal of the Project Facility in 2010.

•
Linear Acquisition Costs.  During the nine months ended September 30, 2010, the Company recorded $3.3 million for costs related to the business combination with Linear.  Costs included legal, accounting and investment banking fees to complete the Arrangement (as defined herein).

•
During the nine months ended September 30, 2010 and 2009, the Company recorded a gain of $4.2 million and a loss of $17.8 million, respectively, for the change in fair value of certain warrants to purchase common shares of Brigus denominated in a foreign currency (the Canadian dollar) due to these warrants being treated as derivative instruments rather than equity instruments for accounting purposes.

•
For the nine months ended September 30, 2010 and 2009, Brigus recorded unrealized losses on derivative instruments of $27.0 million and $25.2 million, respectively.  The $27.0 million unrealized losses for the nine months ended September 30, 2010 are comprised of (1) $20.2 million for the change in fair value of the outstanding gold forward sales contracts and (2) $6.8 million for the change in value of Canadian dollar foreign currency contracts.  The $25.2 million unrealized losses for the nine months ended September 30, 2009 are comprised of (1) an unrealized loss of $31.0 million for the fair value recorded for gold forward sales contracts held as of September 30, 2009, (2) an unrealized gain of $6.3 million for the fair value of Canadian dollar foreign exchange contracts held as of September 30, 2009, and (3) a $0.5 million loss for the change in value recorded for gold, silver and lead contracts held at the beginning of 2009.

RESULTS OF OPERATIONS

Black Fox Mine and Mill

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009(2)
Metal Sales:
Gold (ounces)	19,265	19,848	53,491	24,891
Silver (ounces)	591	1,040	2,474	1,040
Average realized gold price (1)	$980	$876	$939	$876
Production:
Ore tonnes mined	256,000	217,000	674,000	367,000
Waste tonnes mined	1,273,000	1,481,000	4,536,000	2,296,000
Phase 2 open pit overburden tonnes mined	1,358,000	–	1,765,000	–
Total tonnes mined	2,887,000	1,698,000	6,976,000	2,663,000
Tonnes milled at Black Fox mill	181,000	161,000	540,000	237,000
Tonnes per day milled	1,971	1,749	1,969	1,547
Head grade of ore (gpt)	4.01	4.06	3.37	4.42
Recovery (%)	92%	94%	92%	93%
Gold ounces produced	21,526	19,718	53,729	31,381
Total cash and production costs on a by-product basis ($/ounce):
Total cash costs per ounce of gold	$440	$575	$499	$540
Total production costs per ounce of gold	$592	$721	$700	$700
Average metal prices ($/ounce):
Gold – London bullion market	$1,227	$960	$1,177	$930

(1) Average realized gold price including realized gold forward sale losses
(2) The Black Fox mine began commercial production in late May 2009 so the nine months ended September 30, 2009 only represents approximately four months of gold sales.

RECONCILIATION OF CASH OPERATING AND TOTAL PRODUCTION COSTS PER OUNCE

	Three months ended September 30,		Nine months ended September 30,
($ in thousands except per ounce amounts)	2010	2009	2010	2009(1)
Gold ounces sold	19,265	19,848	53,491	24,891
Direct operating costs	$8,480	$11,420	$26,738	$13,454
Less: By-product credits	(12)	(17)	(46)	(17)
Cash operating costs and Total cash costs	8,468	11,403	26,692	13,437
Add: Depreciation & amortization (operations only)	2,718	2,759	10,196	3,771
Add: Accretion on accrued site closure costs	214	147	566	216
Total production costs	11,400	14,309	37,454	17,424
Cash operating cost per ounce of gold	$440	$575	$499	$540
Total cash cost per ounce of gold	$440	$575	$499	$540
Total production cost per ounce of gold	$592	$721	$700	$700

(1) The Black Fox mine began commercial production in late May 2009 so the nine months ended September 30, 2009 only represents approximately four months of gold sales.

Third Quarter 2010 Operational Review

Gold ounces sold during the third quarter 2010 were 19,265 ounces.  14,013 ounces were delivered against the forward sales contracts at a realized price of $876 per ounce with the balance of 5,252 ounces of gold (27%) being sold into the spot market giving an average realized gold price for the quarter of $980 per ounce.  This compares to sales of 19,848 ounces at an average realized gold price of $876 per ounce for the same quarter of 2009.  The total cash cost per ounce of gold sold for the third quarter 2010 was $440 per ounce compared to the third quarter 2009 of $575.  The improvement in total cash costs over the same period 2009 was mainly due to lower milling costs and to a lesser extent mining costs.

During the third quarter of 2010,  2,887,000 tonnes of material was mined from Phase 1 and 2 of the open pit of which 256,000 tonnes were gold ore from Phase 1 and 1,273,000 tonnes were waste rock from Phase 1 resulting in a strip ratio of 5.0:1 compared to same quarter in 2009 when 1,698,000 tonnes were mined from Phase 1, of which 217,000 tonnes represented ore resulting in a strip ratio of 6.8:1.  The balance of the tonnes mined in the third quarter 2010 of 1,358,000 tonnes was from the removal of overburden material from Phase 2 of the open pit.  In the second quarter of 2010 development of Phase 2 began with the commencement of overburden stripping and 407,000 tonnes were mined in the quarter.  The overburden removal will continue into the first quarter 2011 when ore production from Phase 2 is scheduled to commence.  The costs of the overburden removal are charged to mine operating costs in the period in which they are incurred (in accordance with US GAAP) even though no ores are expected to be produced until 2011.

During the third quarter 2010, the Black Fox mill processed 181,000 tonnes of ore (1,971 tonnes per day), at a grade of 4.01 grams of gold per tonne and a recovery rate of 92%, achieving total gold production of 21,526 ounces.  This is compared to 18,028 ounces produced during the second quarter of 2010 and 19,718 ounces for the third quarter 2009.  The 19% increase in gold production over the second quarter 2010 was a result of the improvement in the grade of gold ore.  The 9% increase in gold production compared to the same period 2009 was a result of an increase in mill throughput slightly offset by a 2% lower recovery.  The mill throughput of 1,971 tonnes per day in the third quarter 2010 was lower than the Company’s target of 2,000 tonnes per day as the mill underwent a scheduled shutdown in July 2010 to replace the primary mill motor and liners along with other modifications and replacement.  The shutdown was unfortunately extended from its scheduled time by 2 days as problems were encountered with the bearing and coupler on the mill motor.  Since the shutdown the mill has run well, and in September, achieved an average throughput of 2,100 tonnes per day.  The lower recoveries in the third quarter of 2010 when compared to the same period last year were a direct result of high carbon attrition due to an inferior batch of carbon.  The negative effect of this poor batch of carbon took several weeks to identify and overcome by displacement with new carbon.

In May 2010, the Company awarded the underground development contract to Cementation Inc., which mobilised during June 2010.  Total development in the quarter was 945 meters.  The underground project in the quarter focused on a number of priorities, including (a) the rehabilitation of the existing ramp, completed in July 2010, (b) a new ventilation and services raise from surface to the 235 meter level, for which the bore hole was completed in late August 2010, whereupon the equipping of the raise commenced with an expected completion date in December 2010, and (c) a new ramp from the 235 meter level up to surface scheduled for completion in January 2011.  Work on development of the access drifts is progressing and the first commercial ores are expected to be shipped to the mill in January 2011.  The Company plans to mine underground ores using its own equipment and employees, although some initial mining of ores will be done by the contractor during development.

Capital expenditures for the third quarter of 2010 were $11.7 million and included $8.0 million for the first full quarter of underground development costs, $1.7 million on the new mine maintenance workshop and other service infrastructure projects and $2.0 million on underground mining equipment.

Nine Months ended September 30, 2010 Operational Review

Gold ounces sold during the nine months ended September 30, 2010 were 53,491 ounces.  44,366 ounces were delivered against the forward sales contracts at a realized price of $876 per ounce with the balance of 9,105 ounces of gold (17%) being sold into the spot market giving an average realized gold price for the year to date of $939 per ounce.  This is compared to sales of 24,891 ounces, all of which were delivered into the forward sales contracts at an average realized gold price of $876 per ounce, for the same period of 2009.  The total cash cost per ounce of gold sold for the nine months ended September 30, 2010 was $499 per ounce compared to $540 per ounce for the year to date September 30, 2009.  The improvement in total cash costs over the same period 2009 was mainly due to lower milling costs and to a lesser extent lower mining costs.  It should be noted that Black Fox only achieved commercial production of gold in May 2009.

During the nine months ended September 30, 2010,  6,976,000 tonnes of material were mined from Phase 1 and 2 of the open pit of which 674,000 tonnes were gold ore from Phase 1 and 4,536,000 tonnes were waste from Phase 1 resulting in a strip ratio of 6.7:1.  This is compared to nine months ended September 30, 2009 when 1,721,000 tonnes were mined from Phase 1, of which 228,000 tonnes was ore, giving a strip ratio of 5.7:1.  The balance of the tonnes mined during the nine months ended September 30, 2010 of 1,765,000 tonnes was the removal of overburden material from Phase 2 of the open pit.  The overburden removal will continue until the first quarter of 2011 when ore production from Phase 2 is scheduled to commence.  The costs of the overburden removal are charged to mine operating costs in the period in which they are incurred (in accordance with US GAAP) even though no ores will be produced until 2011.

During the nine months ended September 30, 2010, the Black Fox mill processed 540,000 tonnes of ore (1,969 tonnes per day), at a grade of 3.37 grams of gold per tonne and a recovery rate of 92%, achieving total gold production of 53,729 ounces, compared to 31,381 ounces produced during the nine months ended September 30, 2009.  The 70% increase in gold production over 2009 is primarily because the mill only commenced production in May 2009.  The mill throughput of 1,969 tonnes per day in the nine months ended September 30, 2010 was 27% higher than the 1,547 tonnes per day for the same period in 2009 as improvements in operating the mill have been implemented since the mill start up in May 2009.

The main capital expenditure in 2010 was for the development of an underground mine at Black Fox to supplement the open pit ore feed to the mill with higher grade underground ores.  Other capital projects completed in the first nine months of 2010 include infrastructure expenditures including the new administration and technical offices, miners’ change house, sample preparation and core logging facilities as well as the commencement of a new mine maintenance workshop, due for completion in the fourth quarter 2010.

Capital expenditures for the nine months ended September 30, 2010 were $19.3 million and included $9.5 million on the development of the underground mine, $2.0 million on the new mine maintenance workshop and other service infrastructures and $7.8 million on open pit and underground mining equipment.

EXPLORATION

Expenses for exploration and development, consisting of drilling and maintaining exploration properties, totaled $2.0 million for the three months ended September 30, 2010.  During the third quarter 2010, Brigus spent $1.4 million for exploration activities at the Black Fox Complex, which includes the Grey Fox and Pike River properties $0.4 million on the Goldfields property, and $0.2 million for holding and property costs at the Huizopa property in Mexico and.  Exploration expenditures for the nine months ended September 30, 2010 totaled $3.7 million, $2.7 million of which was expended on the Black Fox Complex.

Black Fox Complex

On April 6, 2010 the Company commenced its 2010 surface exploration drilling program at the Black Fox Mine Complex which includes the Black Fox mine and the Grey Fox-Pike River properties covering 17-square kilometers (“km”) and extends 6.5 km along the strike of the well-known Destor-Porcupine Fault Zone (“DPFZ”), which hosts the Black Fox mine gold deposit and several other gold deposits in the Timmins gold district. The program is currently being conducted with three surface drills. The program is focused on step-out drilling which is intended to expand the Black Fox gold deposit along strike and down-dip.  The Black Fox area drill program will also attempt to offset the high grade gold surface drill hole from 2004 which returned 20.9 grams of gold per tonne (“gpt”) over a true width of 4.98 meters (“m”) located near the DPFZ and the cross-cutting Base Metal Zone (“BMZ”) mineralized structure.  Drilling is also focused in and around the Contact Zone within the Grey Fox-Pike River property, including four new exploration targets: the historic Gibson Deposit, Gibson Shear, School House Zone and Hislop North Zone.  During and subsequent to the third quarter, , Brigus has completed one (804 m) surface exploration drill hole at the Black Fox mine and 30 (12,482 m) surface exploration drill holes on the Pike River and Grey Fox properties.  A total of 46 surface drill holes totaling 19,009 m have been completed in 2010 within the Black Fox Complex.  On September 27, 2010, Brigus released assay results for the first 14 drill holes.  Drilling is continuing with one drill at Black Fox and two drills testing gold targets on the Pike River and Grey Fox properties.

Apart from the Black Fox mine deposit mineralization, the majority of known gold mineralization defined to date on the Black Fox Complex occurs within the Contact Zone on the Grey Fox property located about 3.5 km southeast of the Black Fox mine. Drilling on the Contact Zone in 2008 and 2009 (69 drill holes) highlighted the potential for significant gold resources with the possibility of underground mining.  The Contact Zone area is a steeply dipping fault zone located between the north-south trending argillaceous sediments and tuffs, in contact with mafic volcanics.  The zone extends at least 1200 meters with an average strike of 350 degrees azimuth. The general dip of the feature is 78 degrees to the east with horizontal widths varying from 3.5 m to 35 m.  Most of the 2009 and 2008 drilling was relatively shallow, concentrated within 120 m of bedrock.  The deepest drill hole (drilled in 2009) intersected the main mineralized Contact Zone lens at 222 m below surface and graded a weighted average of 10.58 gpt gold over a true horizontal width of 3.7 m.  Drilling is continuing at the Contact Zone which remains open along strike and down-dip.  On September 27, 2010 Brigus released drill assay results from the Contact Zone which included: 5.69 gpt over 0.89 m, 2.46 gpt over 6.01 m, 3.53 gpt over 1.74 m with 5.28 gpt over 1.0 m, and 3.60 gpt over 3.07 m with 8.38 gpt over 1.31 m.

Also included within the September 27, 2010 press release were drill results from other high-interest gold bearing zones on the Black Fox Complex which include: 2.11 gpt over 22.94 m and 2.3 gpt over 6.06 m from the Gibson Shear, and the School House Zone which returned 37.30 gpt over 1.0 m, 5.49 gpt over 0.95 m and 6.75 gpt over 0.45 m.

A helicopter, high-resolution, magnetic geophysical survey was completed during September 2010 covering the 17-square km Black Fox Complex.  In addition, line cutting at the Black Fox Complex was completed in September, 2010 in preparation for the advanced Quantec Titan 24 IP geophysical system survey which was completed in October 2010.  The purpose of the two surveys is to detect conductive mineralization, disseminated mineralization, alteration, structure and geology resulting in the identification of prospective drill targets.  Final geophysical survey reports are expected to be received in late November 2010.

Black Fox Mill Property (formerly known as the Stock Mine and Mill)

A helicopter, high-resolution, magnetic geophysical survey was completed during September 2010 covering the 24-square km Black Fox mill property, where the past producing Stock Gold Mine is located.  A Titan 24 IP ground geophysical survey commenced on October 25, 2010 and is expected to be completed before the end of the year 2010.  The purpose of the two surveys is to detect conductive mineralization, disseminated mineralization, alteration, structure and geology resulting in the identification of prospective drill targets.

Goldfields Project

The Goldfields Project, located in northern Saskatchewan, was acquired in 2009 by Linear, now a subsidiary of Brigus.  An exploration program was conducted on the property from January 2010 to March 2010.  The project has an estimated NI 43-101 compliant Proven and Probable gold reserves of 1,030,400 ounces contained within 14.9 million tonnes at 1.4 gpt and 10.5 million tonnes at 1.0 gpt at the Box and Athona gold deposits. The exploration program consisted of diamond drilling to test the down-dip potential of the Box gold deposit, below the bottom level of the currently proposed open pit, plus a geophysical program to define new drill targets using the Titan 24 IP geophysical system.  The IP survey area was designed to define chargeability and/or resistivity anomalies with the potential to host mineralized systems near the Box and Athona gold deposits, including the two-km area between the deposits.  Sixteen drill holes were completed for a total of 4,168 m.  On February 22, 2010 Brigus announced highlights of the significant drill results from these holes drilled below the bottom level of the Box Deposit proposed open pit including: Hole B10-303, which returned 2.28 gpt over an estimated true width of 29.1 m, including 3.87 gpt over 14.1 m; and Hole B10-304, which returned 2.52 gpt over an estimated true width of 41.7 m, including 6.84 gpt over 13.9 m. The initial results confirm the excellent potential for additional gold mineralization within the Goldfields Project which could extend the planned mine life.

Ixhautan and Huizopa Mexican Projects

No exploration has been conducted on the Ixhautan and Huizopa projects located in Mexico during 2010.

BUSINESS COMBINATION WITH LINEAR

On March 9, 2010, Brigus Gold Corp. (formerly Apollo Gold Corporation) and Linear Gold Corp. (“Linear”) entered into a binding letter of intent (as amended on March 18, 2010, the “Letter of Intent”) pursuant to which (i) the businesses of Brigus and Linear would be combined by way of a court-approved plan of arrangement (the “Arrangement”) pursuant to the provisions of the Business Corporations Act (Alberta) (“ABCA”) and (ii) Linear purchased 15,625,000  common shares of Brigus at a price of Cdn$1.60 per common share for gross proceeds of Cdn$25.0 million (the “Private Placement”) on March 19, 2010.  As part of the Arrangement, the Brigus common shares issued to Linear in the Private Placement were cancelled without any payment upon completion of the Arrangement.

On June 25, 2010, the Company completed the business combination of Brigus and Linear.  The Arrangement was structured as a court-approved plan of arrangement under the ABCA pursuant to which Brigus acquired all of the issued and outstanding Linear shares and Linear amalgamated with 1526753 Alberta ULC (the “Brigus Sub”).  Under the terms of the Arrangement, former shareholders of Linear received, after giving effect to a 4 for 1 common share consolidation, 1.37 Brigus common shares for each common share of Linear, subject to adjustment for fractional shares.  Outstanding options and warrants to acquire Linear shares have been converted into options and warrants to acquire Brigus common shares, adjusted in accordance with the same ratio.  The Company issued 60,523,014 common shares, 11,191,677 warrants to purchase common shares and 3,448,746 options to purchase common shares in connection with the completion of the Arrangement.

Board of Directors and other Matters.  Upon consummation of the Arrangement, the following changes occurred:

•	Wade Dawe (the former President and Chief Executive Officer of Linear) was appointed President and Chief Executive Officer of Brigus;
•
R. David Russell (i) resigned as President and Chief Executive Officer of Brigus and, subject to customary releases, was paid all termination and other amounts owing pursuant to his employment agreement of approximately US$1.7 million in the aggregate and (ii) entered into a consulting agreement with Brigus;

•
The Board of Directors of Brigus was initially comprised of six directors including (i) Mr. Dawe (the former Chief Executive Officer of Linear), who was nominated as the Chairman of the Board of Directors, (ii) three previous Apollo board members (Messrs. Stott, Peat and Kaiser) and (iii) two previous Linear directors (Messrs. Gill and Gross).  A seventh director, since appointed, is a mining industry technical person.

The Arrangement allowed the Company to reduce its debt related to Black Fox, and provided initial capital to fund underground development at Black Fox and the exploration programs at the Grey Fox and Pike River properties.  The Arrangement has also provided the Company an increased number of properties, including the Goldfields project in northern Saskatchewan, Canada, and properties located in Mexico and in the Dominican Republic.

The Arrangement is accounted for using the acquisition method with Brigus as the acquirer of Linear.  The Company is in the process of completing a valuation of the fair value of the net assets of Linear acquired with the assistance of an independent third party.

Brigus has estimated the fair value of Linear’s non-mineral interest net assets to be equal to their current carrying values.  The remainder of the purchase price has been assigned as an increase to the estimated fair value of the acquired mineral interests, including a deferred income tax adjustment of $9.5 million.

The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets acquired and the liabilities assumed.  The actual fair values of the assets and liabilities are to be determined as of the date of acquisition when further analysis is completed. Consequently, the actual allocation of the purchase price may result in different adjustments than those shown below.

The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase of Linear shares (60,523,014 Brigus common shares)	$75,049
Fair value of options and warrants issued	7,422
Purchase consideration	$82,471

The purchase price was allocated as follows:

Net working capital acquired (including cash of $15.4 million)	$14,162
Equity investment in Brigus	19,375
Property, plant and equipment (including mineral exploration properties of $56.1 million)	58,416
Other assets	35
Deferred income tax liability	(9,517)
Net identifiable assets	$82,471

LIQUIDITY AND CAPITAL RESOURCES

To date, Brigus has funded its operations primarily through issuances of debt and equity securities and cash generated by Black Fox.  At September 30, 2010, the Company had cash of $6.5 million, compared to cash of nil at December 31, 2009.  The increase in cash since December 31, 2009 included operating cash inflows of $13.6 million and financing cash inflows of $2.7 million, partially offset by investing cash outflows of $9.3 million.

During the nine months ended September 30, 2010, net cash used in investing activities totaled $9.3 million, consisting of capital expenditures for plant and equipment of $14.8 million at Black Fox and a $9.9 million increase in restricted cash, partially offset by cash acquired in the Linear acquisition of $15.4 million.

During the nine months ended September 30, 2010, cash provided by financing activities was $2.7 million.  Cash inflows included (1) $24.5 million from the issuance of shares to Linear, (2) $12.5 million for the July 29, 2010 flow-through share offering, and (3) $2.2 million from the exercise of warrants.  These cash inflows were partially offset by cash used in financing activities for repayments of debt of $36.5 million, of which (1) $28.2 million was for the Project Facility loan with the Banks, which reduced the amount owing to the Banks from $70 million down to $41.8 million at September 30, 2010, (2) $4.7 million in principal and interest representing the final payment of the convertible debentures originally issued in February 2007, and (3) $3.6 million was for capital lease payments.

On July 29, 2010 the Company completed a flow-through share offering of 10,000,000 common shares at Cdn$1.40 per share for gross proceeds of Cdn$14.0 million.

On October 19, 2010, the Company completed an equity offering for gross proceeds of $55.8 million (Cdn$57.5 million) and net proceeds of approximately $52.3 million (Cdn$53.9 million).  The equity offering consisted of (1) 34,500,000 equity units at Cdn$1.50 per unit with each unit comprised of one common share and one-quarter warrant with each whole warrant entitling the holder to purchase one common share at Cdn$2.19 for gross proceeds of Cdn$51.75 million and (2) 3,382,353 flow-through common shares at Cdn$1.70 per common share for gross proceeds of Cdn$5.75 million.  On November 2, 2010, Brigus announced that it had reduced 79% of its 2011 forward gold sales contract obligations by 43,276 ounces at a cost of $21.0 million.

On November 9, 2010, Brigus entered into a gold stream agreement (the “Gold Stream Agreement”) with Sandstorm Resources Ltd. (“Sandstorm”) pursuant to which Sandstorm agreed to purchase 12% of the gold production from the Black Fox Mine beginning in January 2011 and 10% of future production from the Black Fox Extension covering a portion of the adjoining Pike River property (the “Gold Stream”).  Sandstorm made an upfront payment of $56.3 million of which Brigus used a portion to effectively settle the balance of its forward gold sales contracts terminating the obligation to deliver 99,409 ounces from October 2011 to March 2013 and as a result Brigus will become an unhedged gold producer.  Sandstorm will also pay Brigus ongoing per ounce payments of $500 subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum.  Brigus has the option, for a 24 month period, to reduce the Gold Stream to 6% of production from the Black Fox Mine and 4.5% of production from the Black Fox Extension for a payment of US$36.6 million.

With the expected cash flows from Black Fox, Brigus will have adequate funds to (1) fund all of the remaining 2010 and 2011 capital work programs for the continued development of Black Fox estimated at $35 million, (2) fund exploration at the Black Fox Complex, including the Grey Fox and Pike River properties, (3) make scheduled debt repayments to the Banks and (4) fund corporate overhead.

Black Fox Financing Agreement

On February 20, 2009, the Company entered into a $70.0 million project financing agreement (“Project Facility”) with Macquarie Bank Ltd. (“Macquarie Bank”) and RMB Australia Holdings Limited (“RMB”) (Macquarie Bank together with RMB, the “Banks”) as joint arrangers and underwriters.

On October 19, 2010, the Company completed an equity offering for gross proceeds of $55.8 million (Cdn$57.5 million) and net proceeds of approximately $52.3 million (Cdn$53.9 million).  On October 20, 2010, the company used $20.7 million of the proceeds of the equity offering to repay a portion of the $41.8 million principal outstanding on the Project Facility.  On November 9, 2010, the Company used $14.1 million of the proceeds of the Gold Stream Agreement to make an additional repayment of principal outstanding on the Project Facility.  The agreed repayment schedule for the balance of $7.0 million still owing on the Project Facility is six equal quarterly payments of $1.18 million commencing with the first payment due on June 30, 2011.

Capital Expenditure Commitments

As at September 30, 2010 the Company had approximately $35.9 million of contractual commitments consisting of (1) $19.3 million associated with the capital program to develop the underground mine at Black Fox and (2) $16.6 million of contracted commitments for the development of the Goldfields Project.

Gold Forward Sales Contracts

During October and November 2010, Brigus reduced its forward gold sales contract obligations by 147,602 ounces at a cost of $80.6 million.  The Company used a portion of the proceeds raised from the Cdn$57.5 million financing completed on October 19, 2010 and a portion raised from the $56.3 million Gold Stream Agreement for the hedge book reduction.  As at the date of this MD & A, the Company’s outstanding commitment to deliver physical gold under the remaining gold forward sales contracts is 1,518 ounces scheduled to be settled in December 2010.

Reclamation Costs

As of September 30, 2010, the Company has accrued $7.1 million related to reclamation obligations at the Black Fox property.  These liabilities are covered by restricted certificates of deposit of $17.4 million.

QUARTERLY FINANCIAL REVIEW

	Sept 2010	June 2010	March 2010	Dec 2009	Sept 2009	June 2009	March 2009	Dec 2008
	($ in thousands, except per share and total cash cost per ounce data)
Gold sales in ounces	19,265	18,430	15,796	21,125	19,848	5,043	–	–
Revenue from the sale of gold	$23,679	$22,163	$17,626	$23,168	$19,131	$4,709	$–	$–
Operating income (loss)	7,129	4,576	1,786	4,522	3,162	185	(1,169)	(1,506)
Net (loss) income	(12,157)	(19,689)	6,449	(9,172)	(16,910)	(7,200)	(28,424)	(487)
Net (loss) income per share, basic	(0.09)	(0.23)	0.09	(0.14)	(0.26)	(0.12)	(0.50)	(0.01)
Net (loss) income per share, diluted	(0.09)	(0.23)	0.08	(0.14)	(0.26)	(0.12)	(0.50)	(0.01)
Total cash cost per ounce of gold	$440	$448	$631	$600	$575	$403	n/a	n/a

OFF-BLANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

OUTLOOK

During the current quarter (4th quarter) Brigus will be focused on construction and development to commission the underground portion of Black Fox Mine early in 2011.  Mine development, including construction of the new vent raise and relocation of the underground ramp and portal, is in progress.  Logistical issues related to construction and relocation of the new portal to the pit floor have resulted in a delay of approximately one month as previously reported.  As a result of these issues, production from the open pit will be reduced during the quarter.  During this period of reduced pit production, some ores will be drawn from low grade ore stockpiles, resulting in projected 4th quarter production of between 16,000 and 19,000 ounces of gold.  Total cash costs are estimated to be between $540 and $580 per ounce during the quarter, including expensed costs for pre-stripping of the overburden of the Phase 2 open pit.  Full year 2010 cash costs are expected to be unchanged within a range of between $500 and $550 per ounce.

The Company has increased its target for the underground production rate, from 800 tonnes per day (“tpd”) of ore to be achieved in the second quarter 2011 to 1,100 tpd by the end of 2011.  Going forward, the underground mining rate is expected to vary between 900 to 1,000 tpd.  The optimized 2011 mine plan calls for approximately two-thirds of total gold ounces produced to be from the underground mine and the remainder from the open pit.

For the full year 2011, the Company expects to produce between 102,000 and 112,000 ounces of gold, including the first full year of production from higher grade (6+ gpt) underground ore, at total cash costs between $550 and $600 per ounce.  Beginning in January 2011, Sandstorm is entitled to 12% of our gold production from the Black Fox mine.  Higher cash costs in 2011 over 2010 are due to an increased strip ratio of waste to ore  in the Phase 2 open pit compared to the strip ratio of  Phase 1, and higher initial underground mining costs.

Pending a development decision anticipated to be made by June 2011, the Company intends to develop the Goldfields Project into a producing gold mine within the current development schedule as early as 2013.  An independent engineering consulting firm is reviewing the development and operating parameters, including updating of the capital costs and operating costs.

Total capital expenditures in 2011 are estimated at $26 million.  This estimate is higher than previously forecast to enable the Company to achieve its new target of 1,100 tpd. underground ore production.  This capital amount excludes any potential development costs for the Goldfields Project.

RELATED PARTY TRANSACTIONS.

The Company has no material related party transactions as of September 30, 2010.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS.

Refer to notes 6 and 10 of the Company’s consolidated interim financial statements for the three months and the nine months ended September 30, 2010, filed on SEDAR at www.sedar.com and on the Company’s website at www.brigusgold.com.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES AND CHANGES IN ACCOUNTING POLICIES

For other critical accounting policies, please refer to those disclosed in the Company’s Annual Report for the year ended December 31, 2009 filed on SEDAR at www.sedar.com and on the Company’s website at www.brigusgold.com.

CHANGES IN ACCOUNTING POLICIES

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”).  This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.  The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE.  The provisions of the updated guidance are effective for the fiscal year beginning January 1, 2010.  The provisions of the updated guidance were adopted January 1, 2010.  The adoption had no impact on the Company’s financial position, results of operations, or cash flows.

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The guidance was amended to clarify the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure the fair value of assets and liabilities that fall in either level 2 or level 3.  The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011.  The adoption had no impact on the Company’s financial position, results of operations, or cash flows.  Refer to Note 17 for further details regarding the Company’s assets and liabilities measured at fair value.

In December 2009, the ASC guidance for stock compensation was updated to address the classification of employee share-based awards with exercise prices denominated in the currency of a market in which the underlying security trades.  The updated guidance provides that employee share-based awards with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should not be considered to contain a condition that is not a market, performance, or service condition.  Therefore, such awards would not be classified as liabilities if they otherwise qualify as equity.  The provisions of the updated guidance have been early adopted by the Company effective April 1, 2010.  Although, the adoption had no impact on the Company’s financial position, results of operations, or cash flows on April 1, 2010, the guidance dictated that the 3,448,746 options issued to former Linear employees on June 24, 2010 be classified as equity upon issuance.

Election to Report as a Foreign Private Issuer in the U.S.

Brigus previously reported as a domestic issuer under the securities laws of both the United States and Canada.  The Company has elected to streamline its administrative functions and report as a “foreign private issuer” under the U.S. securities laws effective September 29, 2010, based on the fact that less than 50% of Brigus common shares are known to be held by residents of the United States, substantially all assets are located and administered outside of the United States, and a majority of the executive officers and directors are not United States citizens or residents.  As a result, going forward in the United States, the periodic reporting requirements will consist of filing an annual report on Form 40-F and quarterly financial results on Form 6-K.  There is no change to the filings for the Company in Canada with filings made on www.sedar.com.

Transition to International Financial Reporting Standards

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the United States and Canada and with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”).  The Company files its financial statements with both US securities and Canadian regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011.  In conjunction with Brigus’s September 2010 election to report as a “foreign private issuer” under the U.S. Securities Laws, the Company initiated a plan to transition from accounting principles generally accepted in the United States (“US GAAP”) to IFRS effective January 1, 2011.  The transition is anticipated to be retroactive and effective for the year beginning January 1, 2010, with initial presentation of the consolidated financial statements prepared in accordance with IFRS to be filed with the Company’s quarterly report for the three month period ending March 31, 2011.

The Company is currently developing an IFRS change-over plan.  To this end the Company has retained qualified professional personnel to oversee and effect the conversion process.  It is expected that the plan will take into consideration, among other things:

•	Changes in note disclosures;
•	Information technology and data system requirements;
•	Disclosure controls and procedures, including investor relations and external communications plans related to the conversion to IFRS;
•	Financial reporting expertise requirements, including training of personnel; and
•	Impacts on other business activities that may be influenced by IFRS measures, such as performance measures and debt covenants.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

The Company’s management conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as of September 30, 2010.  This evaluation was conducted under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer.  Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2010, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Changes in Internal Control

There has been no change in the Company’s internal control over financial reporting during the quarter ended September 30, 2010, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

SHARE INFORMATION

As at November 9, 2010 there were 178,826,672 common shares issued and outstanding.  Fully diluted share information is as follows:

As at November 9, 2010
Issued and outstanding shares	178,826,672
Stock options	9,703,546
Warrants	50,310,544
Fully diluted	238,840,762

RISK FACTORS

In addition to the other information set forth in this report, you should carefully consider the risk factors below and those discussed in ‘‘Risk Factors’’ in the Company’s Annual Report for the year ended December 31, 2009, which could materially affect the Company’s business, financial condition and/or future results.  These risks are not the only risks facing the Company.  Additional risks and uncertainties not currently known to the Company or that management currently deems to be immaterial also may materially adversely affect the Company’s business, financial condition and/or operating results.

The Company may be unable to successfully integrate its operations following the Arrangement.

Achieving the anticipated benefits of the Arrangement will depend in part upon the Company’s ability to integrate its business with Linear’s business in an efficient and effective manner.  Brigus’s attempt to integrate two companies that have previously operated independently may result in significant challenges, and Brigus may be unable to accomplish the integration smoothly or successfully.  In particular, the necessity of coordinating geographically dispersed organizations and addressing possible differences in corporate cultures and management philosophies may increase the difficulties of integration.  The integration will require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day operations of the businesses of the combined company.  The process of integrating operations after the transaction could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel.  Employee uncertainty, lack of focus or turnover during the integration process may also disrupt the businesses of the combined company.  Any inability of management to integrate the operations of Brigus and Linear successfully could have a material adverse effect on the business and financial condition of the combined company.

Recent changes in management and on Brigus’s board of directors may be disruptive to its business.

In June 2010, in connection with the Arrangement, four out of seven of the Company’s board members resigned and were replaced by three Linear nominees.  In addition, R. David Russell, the Company’s then-President and Chief Executive Officer resigned and Wade Dawe was appointed as its Chief Executive Officer and Chairman of the Board.  Additionally, on June 29, 2010, the Company announced the appointment of Richard Allan as Chief Operating Officer of the Company and in connection with Mr. Allan’s appointment, the Company entered into an agreement with Timothy G. Smith, its Vice President – U.S. and Canadian Operations, pursuant to which the parties agreed that Mr. Smith’s employment would be terminated as of July 31, 2010.  In connection with the Arrangement, Howard Bird was appointed Vice President of Exploration for the Company and effective September 30, 2010, Richard F. Nanna, Senior Vice President of Exploration, and a co-founder of the predecessor companies of Brigus Gold, left the Company.

These changes and any future additions of new personnel and departures of existing personnel, particularly in key management positions or on the Company’s board of directors, can be disruptive, might lead to additional departures of existing personnel and could have a material adverse effect on its business, operating results, financial condition and internal controls over financial reporting.  In addition, departures of corporate officers could place additional cash demands on the Company if related severance payments under employment contracts are experienced.

Brigus’s exploration and development properties are highly speculative in nature and may not be successful.

Certain of Brigus’s activities are directed toward the development of mineral deposits and the exploration for and the future development of mineral deposits.  The exploration for, and development of, precious metal deposits involves significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate.  While the discovery of a precious metal deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  Whether a precious metal deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical and unpredictable; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of precious metals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Linear not receiving an adequate return on invested capital or abandoning or delaying the development of a mineral project.

There is no certainty that the expenditures made by the Company towards the search and evaluation of precious metal deposits will result in discoveries of commercial quantities of such metals.

The Company will require significant additional capital to continue its exploration and development activities, and, if warranted, to develop mining operations.

Substantial expenditures will be required to continue with exploration at the Grey Fox and Pike River properties and Huizopa exploration project, as well as the recently acquired Ixhuatan project in Chiapas, Mexico and the exploration properties located in the Dominican Republic.  In order to develop and explore these projects and properties, the Company will be required to expend significant amounts for, among other things, geological and geochemical analysis, assaying, and, if warranted, feasibility studies with regard to the results of exploration.  The Company may not benefit from these investments if the Company is unable to identify commercially exploitable mineralized material.  If the Company is successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract those reserves.

Substantial expenditures will also be required to develop the Goldfields Project located in Saskatchewan, Canada.  The Company may not be able to obtain final permits for the project and there may be significant variances to the feasibility study with respect to capital and operating costs as well as production estimates and related revenues, any of which could have a significant impact on the overall economics of the project.

The Company’s ability to obtain necessary funding depends upon a number of factors, including the state of the national and worldwide economy and the price of gold.  The Company may not be successful in obtaining the required financing for these or other purposes on terms that are favorable to the Company or at all, in which case the Company’s ability to continue operating would be adversely affected.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

The development of the Goldfields Project is subject to a number of risks and its development into a commercially viable mine cannot be assured.

The Goldfields Project is currently at the pre-development stage.  Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; financing risks; labor shortages; and fluctuation in metal prices, as well as the continued support of the local community.  There can be no assurance that the construction will commence or continue in accordance with current expectations or at all.

In addition, the Goldfields Project has no recent operating history upon which to base estimates of future commercial viability.  Estimates of mineral resources and mineral reserves are, to a large extent, based on the interpretation of geological data obtained from drillholes and other sampling techniques and feasibility studies.  This information is used to calculate estimates of the capital cost and operating costs based upon anticipated tonnage and grades of gold to be mined and processed, the configuration of the mineral resource, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors.  As a result, it is possible that difference in such estimates could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.  There can be no assurance that the Company will be able to complete development of its mineral projects, or any of them, at all or on schedule or within budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations.  Should any of these events occur, it would have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Brigus’s exploration project in the Dominican Republic is subject to a joint venture.

The Company’s exploration projects in the Dominican Republic are subject to a joint venture with Everton Resources Inc. The termination of this joint venture could potentially have an impact on the Company and/or the Company’s share price.  The Company is currently relying on Everton to advance these projects and there is no assurance that Everton’s funding of these exploration projects will continue.

The Company discloses certain technical information in Canada related to its properties under Canadian standards, which differs significantly from standards in the United States.

The Company file reports in Canada that are prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Technical disclosure regarding the Company’s properties included or incorporated by reference in its Canadian filings on SEDAR (the “Technical Disclosure”) has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of the United States securities laws.  The Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 of the Canadian Securities administrators (“NI 43-101”).  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information contained in the Technical Disclosure may not be comparable to similar information disclosed by U.S. companies.  For example, use of the terms “probable mineral reserves,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” comply with the reporting standards in Canada but are not recognized by the United States Securities and Exchange Commission.

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

Readers should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies.  It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category or that such resources are economically or legally mineable.  The United States Securities and Exchange Commission normally only permits issuers to report mineralization that does not constitute “reserves” as in place tonnage and grade without reference to unit measures.  In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7.  Accordingly, information contained in the Technical Disclosure may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION:

This Brigus interim report contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Brigus’s future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might" "be taken", "occur" or "be achieved".  Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Brigus operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies.  Brigus cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to: compliance with the terms of the Black Fox Project Facility; integrating the business of Linear Gold Corp.; recent changes in management; unexpected changes in business and economic conditions, including the global financial and capital markets; significant increases or decreases in gold prices; the impact of any hedging activities; changes in interest and currency exchange rates including the LIBOR rate; timing and amount of production; unanticipated changes in grade of ore; unanticipated recovery or production problems; changes in operating costs; operational problems at the Company’s mining properties; metallurgy, processing, access, availability of materials, equipment, supplies and water; determination of reserves; costs and timing of development of new reserves; results of current and future exploration and development activities; results of current and future exploration activities; results of future feasibility studies; joint venture relationships; political or economic instability, either globally or in the countries in which the Company operates; local and community impacts and issues; timing of receipt of government approvals; accidents and labor disputes; environmental costs and risks; competitive factors, including competition for property acquisitions; availability of external financing at reasonable rates or at all.  In addition, the factors described or referred to in the section entitled "Risk Factors" in the Company’s Annual Information Form for the year ended December 31, 2009 or under the heading "Risks and Uncertainties" in the Company’s 2009 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this interim report.  Although Brigus has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information.  The forward-looking information in this interim report is made as of the date of this interim report, and Brigus disclaims any intention or obligation to update or revise such information, except as required by applicable law.

These statements include comments regarding:

•
plans for the development of and production at the Black Fox mine including, without limitation, the timing of the development of, and future production from, the underground mine and Phase 2 open pit at Black Fox;

•	timing of delivery of commercial ore from underground mining to the Black Fox mill;
•	repayments of indebtedness and the Company’s ability to meet its repayment obligations under the Black Fox Project Facility;
•	completion of capital projects including a mine maintenance shop;
•	exploration and development plans, including such plans for the Company’s Grey Fox, Pike River, Goldfields, Ixhuatan, Huizopa and Dominican Republic projects;
•	the future effect on the Company’s share price of share issuances and registration for immediate resale arising from the exercise of a significant number of common share purchase warrants;
•	liquidity to support operations and debt repayment;
•	future financing of projects, including the Company’s Goldfields, Grey Fox, Pike River, Ixhuatan, Huizopa and Dominican Republic projects;
•	completion of Canadian National Instrument 43-101’s for the Company’s exploration properties;
•	the establishment and estimates of mineral reserves and resources;
•	future production, mineral recovery rates and mill throughput rates at Black Fox;
•	total production costs;
•	cash operating costs;
•	total cash costs;
•	estimated capital expenditures;
•	grade of ore mined and milled from Black Fox and cash flows derived therefrom;
•	anticipated expenditures for development, exploration, and corporate overhead;
•	timing and issue of any future permits;
•	expansion plans for existing properties;
•	estimates of closure costs and reclamation liabilities;
•	the ability to obtain financing to fund the Company’s estimated expenditures and capital requirements;
•	factors impacting the Company’s results of operations; and
•	the impact of adoption of new accounting standards.

  Many of these factors are beyond the Company’s ability to control and predict.  These factors are not intended to represent a complete list of the general or specific factors that may affect the Company.  Except as required by securities law, the Company disclaims any obligation to update forward looking statements, whether as a result of new information, future events or otherwise.

ACCOUNTING PRINCIPLES, REPORTING CURRENCY AND OTHER INFORMATION

Brigus Gold Corp. prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and publishes its financial statements in United States dollars.  This quarterly report should be read in conjunction with the condensed consolidated financial statements and related notes included in this quarterly report, as well as the Company’s annual financial statements for the fiscal year ended December 31, 2009 included in the Company’s Annual Report.

On June 24, 2010, the Company’s shareholders authorized the Company to effect a 1-for-4 reverse split of the number of shares of the Company's common stock (the “Reverse Split”).  Immediately prior to the Reverse Split, 517,565,717 shares of common stock were outstanding.  Upon execution of the Reverse Split, such shares were consolidated into 129,391,429 shares of common stock.  This quarterly report and the accompanying financial statements have been retroactively adjusted to reflect the Reverse Split.

NON-GAAP FINANCIAL INFORMATION

In this quarterly report, Brigus uses the terms “cash operating costs,” “total cash costs” and “total production costs,” each of which are considered non-GAAP financial measures and do not constitute measures recognized by U.S. GAAP  and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.  These terms are used by management to assess performance of individual operations and to compare Brigus’s performance to other gold producers.

The term “cash operating costs” is used on a per ounce of gold basis.  Cash operating costs is equivalent to direct operating cost, as found on the Consolidated Statements of Operations, less mining taxes but includes by-product credits for payable silver.

The term “total cash costs” is equivalent to cash operating costs plus mining taxes.

The term “total production costs” is equivalent to total cash costs plus non-cash costs including depreciation and amortization and accretion on accrued site closure costs.

This information differs from measures of performance determined in accordance with generally accepted accounting principles (“GAAP”) in Canada and the United States and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP and may not be comparable to similarly titled measures of other companies.  See Management’s Discussion and Analysis of Financial Condition and Results of Operations, for a reconciliation of these non-GAAP measures to the Company’s Consolidated Statements of Operations.

REPORTING REQUIREMENTS FOR DISCLOSURE OF MINERAL PROPERTIES

Brigus report its reserves on two separate standards to meet the requirements for reporting in both Canada and the United States.  Accordingly, certain information in this quarterly report concerning the Company’s properties and operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws, which differ from the requirements of U.S. securities laws. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this quarterly report are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005 (“CIM Standards”).

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not recognized by the SEC. Pursuant to United States standards as promulgated by the SEC under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. “Inferred Mineral Resource” has a great amount of uncertainty as to its existence, as to whether it can be mined and as to its economic and legal feasibility, except in rare cases. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in rare cases. Readers are cautioned not to assume that all or any part of a “Measured Mineral Resource” or “Indicated Mineral Resource” will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC generally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. As such, certain information contained in this quarterly report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to reporting and disclosure requirements of the SEC.

In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM Standards differ in certain respects from the U.S. standards.  The Company’s Proven and Probable Mineral Reserves are estimated in accordance with definitions set forth in NI 43-101 and on a basis consistent with the definition of Proven and Probable Mineral Reserves set forth in SEC Industry Guide 7.  Because Brigus reports its Mineral Reserves to both NI 43-101 and SEC Industry Guide 7 standards, it is possible for its reserve estimates to vary between the two. Where such a variance occurs it will arise from the differing requirements for reporting Mineral Reserves set forth by the different reporting authorities to which the Company is subject.

FINANCIAL STATEMENTS

These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements, accompanying notes and other relevant information included in the Company’s Annual Report for the year ended December 31, 2009 filed with SEDAR on March 17, 2010.

BRIGUS GOLD CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
(Unaudited)

	September 30, 2010	December 31, 2009
ASSETS
CURRENT
Cash	$6,539	$–
Restricted cash (Note 5)	14,070	6,731
Accounts receivable and other	3,145	1,690
Prepaids	1,267	394
Derivative instruments (Note 6)	–	1,961
Inventories (Note 7)	9,846	8,189
Total current assets	34,867	18,965
Derivative instruments (Note 6)	–	4,844
Inventories, long-term (Note 7)	4,410	–
Long-term investments (Note 8)	4,476	1,036
Property, plant and equipment	184,914	116,171
Investment in Montana Tunnels joint venture (Note 14)	–	3,440
Restricted certificates of deposit	17,426	14,805
TOTAL ASSETS	$246,093	$159,261

LIABILITIES

CURRENT
Bank indebtedness	$–	$328
Accounts payable	12,452	6,789
Accrued liabilities	4,136	2,129
Derivative instruments (Note 6)	22,716	12,571
Current portion of long-term debt (Note 9)	20,504	34,860
Total current liabilities	59,808	56,677
Accrued long-term liabilities	769	483
Derivative instruments (Note 6)	41,672	31,654
Long-term debt (Note 9)	35,811	48,909
Equity-linked financial instruments (Note10)	29,041	27,318
Accrued site closure costs	7,110	5,345
Future income tax liabilities	11,158	1,304
TOTAL LIABILITIES	185,369	171,690

Commitments and Contingencies (Note 18)
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Common stock – Nil par value, unlimited shares authorized, 140,658,407 and 66,050,232 shares issued and outstanding, respectively	293,585	202,769
Additional paid-in capital	53,289	45,555
Accumulated deficit	(286,150)	(260,753)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIENCY)	60,724	(12,429)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)	$246,093	$159,261

Subsequent Events (Note 21)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

BRIGUS GOLD CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(U.S. dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Revenue from sale of gold	$23,679	$19,131	$63,468	$23,840
Operating expenses
Direct operating costs	8,480	11,420	26,738	13,454
Depreciation and amortization	2,734	2,768	10,224	3,801
Accretion expense – accrued site closure costs	214	147	566	216
General and administrative expenses	3,095	1,084	8,725	3,112
Exploration and business development	2,027	550	3,724	1,079
	16,550	15,969	49,977	21,662
Operating income	7,129	3,162	13,491	2,178
Other income (expenses)
Interest income	82	57	195	135
Interest expense (Note 12)	(1,885)	(3,003)	(7,906)	(5,152)
Debt transaction costs	–	–	–	(1,249)
Loss on modification of debentures (Note 9(b))	–	–	(513)	(1,969)
Linear acquisition costs	(125)	–	(3,338)	–
Fair value change on equity-linked financial instruments (Note 10)	(7,667)	(4,174)	4,227	(17,756)
Realized loss on derivative instruments	(4,791)	(1,435)	(4,552)	(1,559)
Unrealized loss on derivative instruments	(5,030)	(10,196)	(26,968)	(25,238)
Foreign exchange gain (loss) and other	130	228	(201)	509
	(19,286)	(18,523)	(39,056)	(52,279)
Loss before income taxes and equity loss in Montana Tunnels joint venture	(12,157)	(15,361)	(25,565)	(50,101)
Income taxes (Note 13)	–	–	869	73
Equity loss in Montana Tunnels joint venture (Note 14)	–	(1,549)	(701)	(2,506)
Net loss and comprehensive loss for the period	$(12,157)	$(16,910)	$(25,397)	$(52,534)

Basic and diluted net loss per share (Note 15)	$(0.09)	$(0.26)	$(0.26)	$(0.88)

Basic and diluted weighted-average number of shares outstanding (Note 15)	137,107	64,291	97,977	59,864

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

BRIGUS GOLD CORP.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
(U.S. dollars and shares in thousands)
(Unaudited)

	Number of Shares	Share Capital	Debenture Note Warrants	Additional Paid-In Capital	Deficit	Total

Balance, December 31, 2008	55,715	$189,451	$2,234	$48,241	$(197,572)	$42,354

Cumulative effect of change in accounting principle	–	–	–	(6,939)	(1,531)	(8,470)
Shares issued for services	1,293	1,553	–	–	–	1,553
Shares issued in settlement of interest	611	772	–	–	–	772
Warrants issued for services	–	–	–	961	–	961
Warrants exercised	1,903	1,416	–	–	–	1,416
Shares issued for cash and related compensation warrants	6,527	9,577	–	294	–	9,871
Expiration of note warrants	–	–	(2,234)	2,234	–	–
Stock-based compensation	–	–	–	764	–	764
Net loss and comprehensive loss	–	–	–	–	(61,650)	(61,650)
Balance, December 31, 2009	66,050	202,769	–	45,555	(260,753)	(12,429)

Shares issued for services (Note 11(a)(i and iii)	1,940	2,556	–	–	–	2,556
Warrants issued for services (Notes 9(b) and 11(a)(iii))	–	–	–	149	–	149
Warrants exercised (Note 11(a)(ii))	2,145	2,145	–	–	–	2,145
Shares issued for cash (Notes 1 and 11(a)(iv))	15,625	24,497	–	–	–	24,497
Shares cancelled (Notes 1 and 11(a)(iv))	(15,625)	(24,497)	–	5,121	–	(19,376)
Shares and options issued for acquisition of Linear (Notes 1 and 11(a)(v))	60,523	75,049	–	1,844	–	76,893
Shares issued for cash and related compensation warrants (Note 11(a)(vi))	10,000	10,918	–	–	–	10,918
Stock-based compensation	–	–	–	620	–	620
Net loss and comprehensive loss	–	–	–	–	(25,397)	(25,397)
Balance, September 30, 2010	140,658	$293,437	$–	$53,289	$(286,150)	$60,576

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

BRIGUS GOLD CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(Unaudited)

	Three months ended Sept 30,		Nine months ended September 30,
	2010	2009	2010	2009
Operating activities
Net loss for the period	$(12,157)	$(16,910)	$(25,397)	$(52,534)
Items not affecting cash:
Depreciation and amortization	2,734	2,768	10,224	3,801
Amortization of deferred financing costs	34	36	113	51
Stock-based compensation	254	212	620	568
Shares and warrants issued for services and payment of interest	–	–	599	4,020
Accretion expense – accrued site closure costs	214	147	566	216
Accretion expense – amortization of debt discount	704	1,158	3,513	1,627
Accretion expense – convertible debentures	116	210	524	1,215
Interest paid on convertible debentures	(386)	–	(1,158)	(567)
Unrealized loss on derivative instruments	5,030	10,196	26,968	25,238
Fair value change of equity-linked financial instruments	7,667	4,174	(4,227)	17,756
Foreign exchange (gain) loss and other	64	(259)	665	(922)
Income taxes	–	–	(869)	(73)
Equity investment in Montana Tunnels joint venture	–	412	589	(545)
Net change in non-cash operating working capital items (Note 16(a))	(683)	4,211	859	1,576
Earnings distribution from Montana Tunnels joint venture	–	–	–	3,196
Net cash provided by operating activities	3,591	6,355	13,589	4,623

Investing activities
Property, plant and equipment expenditures	(9,707)	(14,114)	(14,802)	(54,560)
Net cash acquired in the Linear acquisition via the issuance of common shares, warrants and options	–	–	15,426	–
Restricted cash and certificates of deposit, including bank indebtedness	1,184	(2,802)	(9,937)	(4,666)
Net cash used in investing activities	(8,523)	(16,916)	(9,313)	(59,226)

Financing activities
Proceeds on issuance of shares to Linear	–	–	24,497	–
Proceeds on issuance of other shares and warrants	12,497	10,742	12,497	10,742
Proceeds from exercise of warrants	–	–	2,145	851
Proceeds from debt	–	–	–	66,534
Repayments of debt	(5,918)	(549)	(36,464)	(23,047)
Net cash provided by financing activities	6,579	10,193	2,675	55,080

Effect of exchange rate changes on cash	164	(568)	(412)	(477)

Net increase (decrease) in cash	1,811	(936)	6,539	–
Cash, beginning of period	4,728	936	–	–
Cash, end of period	$6,539	$–	$6,539	$–

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$1,419	$1,619	$4,916	$4,094
Income taxes paid	$–	$10	$–	$35

See Note 16 for additional supplemental cash flow information.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

1.	BUSINESS COMBINATION WITH LINEAR GOLD CORP.

On March 9, 2010, Brigus Gold Corp. (formerly Apollo Gold Corporation) (“Brigus” or the “Company”) and Linear Gold Corp. (“Linear”) entered into a binding letter of intent (as amended on March 18, 2010, the “Letter of Intent”) pursuant to which (i) the businesses of Brigus and Linear would be combined by way of a court-approved plan of arrangement (the “Arrangement”) pursuant to the provisions of the Business Corporations Act (Alberta) (“ABCA”) and (ii) Linear purchased 15,625,000 common shares of Brigus for gross proceeds of Cdn$25.0 million (the “Private Placement”) on March 19, 2010.  As part of the Arrangement, the Brigus common shares issued to Linear in this Private Placement were cancelled without any payment upon completion of the Arrangement.

On June 25, 2010, the Company completed the business combination of Brigus and Linear.  The Arrangement was structured as a court-approved plan of arrangement under the ABCA pursuant to which Brigus acquired all of the issued and outstanding Linear shares and Linear amalgamated with 1526753 Alberta ULC (the “Brigus Sub”).  Under the terms of the Arrangement, former shareholders of Linear received, after giving effect to a 4 for 1 common share consolidation described in Note 4(a), 1.37 Brigus common shares for each common share of Linear, subject to adjustment for fractional shares.  Outstanding options and warrants to acquire Linear shares have been converted into options and warrants to acquire Brigus common shares, adjusted in accordance with the same ratio.  The Company issued 60,523,014 common shares, 11,191,677 warrants to purchase common shares and 3,448,746 options to purchase common shares in connection with the completion of the Arrangement.

The Arrangement has allowed the Company to reduce its debt related to the Black Fox project, and provided capital to fund underground development and development of Phase 2 of the open pit at Black Fox and the exploration programs at the Grey Fox and Pike River properties.  The Arrangement has also provided an increased number of properties to the Company, including the Goldfields project in northern Saskatchewan, Canada, the Ixhuatan property in southern Mexico, and the Ampliacion Pueblo Viejo, Loma El Mate, and Loma Hueca properties in the Dominican Republic.

The Arrangement is accounted for using the acquisition method with Brigus as the acquirer of Linear.  The Company is in the process of completing a valuation of the fair value of the net assets of Linear acquired with the assistance of an independent third party.

After adjusting Linear’s Equity investment in Brigus to its market value as of June 24, 2010, Brigus has estimated the fair value of Linear’s non-mineral interest net assets to be equal to their carrying values at that time.  The remainder of the purchase price has been assigned as an increase to the estimated fair value of the acquired mineral interests, including a deferred income tax adjustment of $9.5 million.

This preliminary allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets acquired and the liabilities assumed.  The actual fair values of the assets and liabilities are to be determined when further analysis is completed.  Consequently, the actual allocation of the purchase price may result in different adjustments than those shown below.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase of Linear shares (60,523,014 Brigus common shares)	$75,049
Fair value of options and warrants issued	7,422
Purchase consideration	$82,471

The purchase price was allocated as follows:

Net working capital acquired (including cash of $15.4 million)	$14,162
Equity investment in Brigus	19,375
Property, plant and equipment (including mineral exploration properties of $56.1 million)	58,416
Other assets	35
Future income tax liability	(9,517)
Net identifiable assets	$82,471

Linear’s results of operations from the acquisition date, June 24, 2010, have been included in Brigus’s consolidated statements of operations for the three and nine months ended September 30, 2010.

The following table presents supplemental pro forma financial information as if the Arrangement had occurred on January 1, 2010 for the three and nine months ended September 30, 2010 and January 1, 2009 for the three and nine months ended September 30, 2009.  As such, all periods presented include charges related to the Arrangement.  The pro forma consolidated results are not necessarily indicative of the results that would have occurred in the periods presented below had the Company completed the Arrangement on January 1, 2010 or January 1, 2009.  In addition, the pro forma financial results do not purport to project the future results of the combined Company nor do they reflect cost savings relating to the integration of Brigus and Linear.

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Revenue from the sale of gold	$23,679	$19,131	$63,468	$23,840
Loss from continuing operations attributable to Brigus	(12,032)	(17,175)	(23,023)	(52,023)
Net loss attributable to Brigus	(12,032)	(18,724)	(23,724)	(54,529)

Basic and diluted net loss per share attributable to Brigus	(0.09)	(0.29)	(0.24)	(0.91)

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Brigus to reflect the removal of acquisition costs related to the Arrangement including employee severance charges had they been applied on January 1, 2010 and 2009, as applicable.

2.	CONTINUING OPERATIONS

These interim condensed consolidated financial statements are prepared on the basis of a going concern which assumes that Brigus will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  To date the Company has funded its operations through issuance of debt and equity securities, and cash generated by operations at Black Fox.  On June 24, 2010, the Company acquired Linear (as more fully described in Note 1) which included a working capital surplus of $14.2 million.  The Company’s ability to continue as a going concern is dependent on its ability to continue to generate cash flow from the Black Fox mine and generate funds from the issuance of debt and/or equity securities.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

As of September 30, 2010, the Company had a working capital deficiency of $24.9 million and an accumulated deficit of $286.2 million.  As at September 30, 2010, the Company held cash of $6.5 million, restricted cash of $14.1 million and had current debt of $20.1 million consisting of (1) the current portion of the Black Fox project financing facility (the “Project Facility”) (Note 9(a)) of $14.8 million and (2) $5.3 million for capital leases and other current debt.  As a result, based on the Company’s financial position as of September 30, 2010, there was substantial doubt that the Company would continue as a going concern.

As discussed more fully in Note 21 “Subsequent Events”, the Company completed the following transactions after September 30, 2010 that affect its ability to continue as a going concern:  (1) on October 19, 2010, the Company completed an equity offering for net proceeds of approximately $52.3 million, (2) on November 9, 2010, the Company entered into a gold stream agreement to sell 12% of the gold production from the Black Fox Mine beginning in January 2011 and 10% of future production from the Black Fox Extension covering a portion of the adjoining Pike River property for an upfront payment to Brigus of $56.3 million and future payments of $500 per ounce of gold delivered under the agreement, (3) the Company repaid $34.8 million of the outstanding Project Facility principal balance of $41.8 million, and (4) settled most of the remaining forward gold sales contracts with payments of $80.6 million.

If the Company is unable to generate sufficient cash flow from Black Fox, and/or secure additional financing, it may be unable to continue as a going concern and material adjustments would be required to the carrying value of assets and liabilities and balance sheet classifications.

3.	NATURE OF OPERATIONS

Brigus is engaged in gold mining including extraction, processing, refining and the production of other by-product metals, as well as related activities including the exploration and development of potential mining properties and acquisition of mining claims.  Brigus owns Black Fox, an open pit and underground mine development and mill located near Matheson in the Province of Ontario, Canada (“Black Fox”).  Commercial production at Black Fox commenced in late May 2009.  Exploration properties adjacent to the Black Fox mine include the Grey Fox and Pike River properties.

Brigus is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus holds a 100 percent interest in the Ixhuatan Property located in the state of Chiapas, and an 80 percent interest in the Huizopa Joint Venture, an early stage, gold-silver exploration joint venture located in the Sierra Madres in the State of Chihuahua. In the Dominican Republic, Brigus and Everton Resources have a joint venture covering the Ampliacion Pueblo Viejo, Loma El Mate and Loma Hueca exploration projects.

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

On June 24, 2010, the Company’s shareholders authorized the Company to effect a 1-for-4 reverse split of the number of shares of the Company's common stock (the “Reverse Split”).  Immediately prior to the Reverse Split, 517,565,717 shares of common stock were outstanding.  Upon execution of the Reverse Split, such shares were consolidated into 129,391,429 shares of common stock.  The accompanying financial statements have been retroactively adjusted to reflect the Reverse Split.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

These unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and except as described in Note 20, conform in all material respects with accounting principles generally accepted in Canada (“Canadian GAAP”).  The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2009, except as disclosed in (b) below.  Certain information and note disclosures normally included in annual consolidated financial statements prepared in accordance with GAAP have been omitted.  These interim financial statements should be read together with the Company’s audited financial statements for the year ended December 31, 2009.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.

(b)	Recently adopted accounting pronouncements

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”).  This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.  The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE.  The provisions of the updated guidance are effective for the Company’s fiscal year beginning January 1, 2010.  The provisions of the updated guidance were adopted January 1, 2010.  The adoption had no impact on the Company’s financial position, results of operations, or cash flows.

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The guidance was amended to clarify the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure the fair value of assets and liabilities that fall in either level 2 or level 3.  The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011.  The adoption had no impact on the Company’s financial position, results of operations, or cash flows.  Refer to Note 17 for further details regarding the Company’s assets and liabilities measured at fair value.

In December 2009, the ASC guidance for stock compensation was updated to address the classification of employee share-based awards with exercise prices denominated in the currency of a market in which the underlying security trades.  The updated guidance provides that employee share-based awards with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should not be considered to contain a condition that is not a market, performance, or service condition.  Therefore, such awards would not be classified as liabilities if they otherwise qualify as equity.  The provisions of the updated guidance have been early adopted by the Company effective April 1, 2010.  Although, the adoption had no impact on the Company’s financial position, results of operations, or cash flows on April 1, 2010, the guidance dictated that the 3,448,746 options issued to former Linear employees on June 24, 2010 be classified as equity upon issuance (Note 1).

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

5.	RESTRICTED CASH

Restricted cash consists of:

	September 30, 2010	December 31, 2009
Project Facility (a)	$3,989	$2,108
Unexpended flow-through funds (b)	10,081	4,623
	$14,070	$6,731

(a)	Project Facility

Project Facility restricted cash represents cash on deposit held in restricted accounts.  The cash may be used to settle operational expenses at both Black Fox and the corporate offices, but requires approval from the Banks prior to use.  The balance has been classified as a current asset as it will be utilized within approximately 90 days of the period end to settle such operational expenses.

(b)	Proceeds from flow-through share offering

Notwithstanding whether there is a specific requirement to segregate the funds, for accounting purposes the funds received through the flow-through share offerings completed on July 15, 2009 and July 29, 2010 which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents.

6.	DERIVATIVE INSTRUMENTS

Fair value of derivative instruments consists of:

	September 30, 2010			December 31, 2009
	Cost Basis	Unrealized Gain (Loss)	Fair Value	Cost Basis	Unrealized Gain (Loss)	Fair Value
Assets
Canadian dollar contracts	$–	$–	$–	$–	$6,805	$6,805
Current portion	–	–	–	–	(1,961)	(1,961)
Long-term portion	$–	$–	$–	$–	$4,844	$4,844
Liabilities
Gold forward sales contracts	$–	$(64,388)	$(64,388)	$–	$(44,225)	$(44,225)
Less: Current portion	–	22,716	22,716	–	12,571	12,571
Long-term portion	$–	$(41,672)	$(41,672)	$–	$(31,654)	$(31,654)

On February 20, 2009, the Company entered into a $70.0 million Project Facility with two banks relating to Black Fox (Note 9(a)).  As required by the terms of the Project Facility, the Company entered into a derivative program covering a portion of the Company’s forecasted gold sales and forecasted Canadian dollar operating costs, with the Banks acting as counterparties.

The weighted average price of the forward gold sales program results in proceeds of $876 per ounce of gold.  During the three and nine months ended September 30, 2010, the Company realized a $4.8 million loss and a $13.2 million loss on the settlement of gold forward sales contracts covering 14,013 ounces of gold and 44,366 ounces of gold, respectively.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

Settlements of the remaining gold forward sales contracts as of September 30, 2010 are as follows (table not in thousands) (See Subsequent Events Note 21(d) for information about forward sales contracts settled early):

Year of Settlement	Gold Ounces	Average Contract Price Per Ounce
2010	13,280	$876
2011	54,704	$876
2012	73,458	$876
2013	14,523	$876
	155,965

The weighted average exchange rate of the foreign exchange derivative program was Cdn$1.21 per $1.  On April 23, 2010, the remaining Canadian dollar foreign exchange contracts were unwound early for proceeds of $8.2 million.  During the nine months ended September 30, 2010, the Company realized gains of $8.6 million for the settlement of the Canadian dollar foreign exchange contracts and recorded unrealized losses of $6.8 million for the change in fair value of the Canadian dollar foreign exchange contracts.

The Company did not apply hedge accounting to its derivative transactions.  As a result, the Company accounts for these derivative instruments as investments and records the changes in unrealized gains and losses in the consolidated statement of operations each period.  The fair value of these derivatives is recorded as an asset or liability at each balance sheet date as follows:

	Asset Derivatives				Liability Derivatives
	September 30, 2010		December 31, 2009		September 30, 2010		December 31, 2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments under ASC 815-20
Gold forward contracts	n/a	$–	n/a	$–	Derivative instruments	$64,388	Derivative instruments	$44,225
Canadian currency forward contracts	n/a	–	Derivative instruments	6,805	n/a	–	n/a	–
Total derivatives		$–		$6,805		$64,388		$44,225

The fair value of the gold forward contracts has been determined by examining third party bid and ask gold forward prices for gold contracts that mature on dates that match the Company’s gold forward contract dates.  For the gold forward contract dates for which there was no corresponding third party bid and ask gold forward prices available, the Company estimated the forward price using linear interpolation.  The Company also obtained the risk free rate for each of the gold forward contract maturity dates and used linear interpolation to calculate the risk free rate for the gold forward contract maturity dates that were not available.  As the gold forward contracts are in a loss position, the Company did not include counterparty risk in its valuation.  The Company then calculated the difference between the forward mid price (calculated as the average of bid and ask price) and the contract price determined in the Company’s outstanding forward contracts to determine the net cash flow and thus the value of the contracts.

The Company’s valuation of its gold forward contracts are considered Level 2 valuations, whereby the valuations utilize quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

7.	INVENTORIES

Inventories consist of:

	September 30, 2010	December 31, 2009
Current portion of inventory
Doré inventory	$2,611	$3,186
In-circuit inventory	1,876	1,561
Stockpiled ore inventory	3,862	2,633
Materials and supplies	1,497	809
	9,846	8,189
Long-term – stockpiled ore inventory	4,410	–
	$14,256	$8,189

8.	LONG-TERM INVESTMENTS

Long-term investments consist of:

	September 30, 2010	December 31, 2009
Auction rate securities (a)	$1,036	$1,036
Notes receivable (b)	3,440	–
	$4,476	$1,036

(a)	Auction Rate Securities

The Company acquired auction rate securities (“ARS”) in 2007, which are recorded in long-term investments, with a face value of $1.5 million.  The Company has recorded an other than temporary impairment on its ARS, within foreign exchange loss and other in the consolidated statement of operations, of nil and $0.05 million for the nine months ended September 30, 2010 and 2009, respectively, and as such, no amounts have been recorded in other comprehensive income.  The adjusted cost basis and fair value of the ARS at September 30, 2010 and December 31, 2009 was $1.0 million.  The ARS are pledged as collateral for a $0.9 million margin loan.

The Company’s ARS investments are valued using a probability-weighted discounted cash flow valuation.  The Company’s valuation of the ARS investments considers possible cash flows and probabilities forecasted under certain potential scenarios.  Each scenario’s cash flow is multiplied by the probability of that scenario occurring.  The major inputs included in the valuation are: (i) maximum contractual ARS interest rate, (ii) probability of passing auction/early redemption at each auction, (iii) probability of failing auction at each auction, (iv) probability of default at each auction, (v) severity of default, and (vi) discount rate.  Changes in these assumptions to reasonably possible alternative assumptions would not significantly affect the Company’s results.

There were no changes in the carrying value of the Company’s ARS from December 31, 2009 to September 30, 2010.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

(b)	Notes Receivable

On February 1, 2010, the Company sold its 100% interest in MTMI, which held the Company’s remaining 50% interest in the Montana Tunnels joint venture to Elkhorn (Note 14), for consideration consisting of certain promissory notes held by Elkhorn and certain investors in Elkhorn or its affiliates with an aggregate outstanding balance of approximately $9.5 million (the “Elkhorn Notes”).  The Elkhorn Notes are secured by real property in Boulder County, Colorado.  The Elkhorn Notes are due on February 1, 2011.  The Elkhorn Notes bear interest at a rate of 8.0% per annum.  Also, on March 12, 2010, the Company entered into a purchase agreement with a certain party (the “Noteholder”) pursuant to which the Company agreed to issue 398,183 common shares for consideration of a promissory note (the “Additional Notes”) held by the Noteholder with an aggregate balance of $0.7 million.  Principal and interest on the promissory note are due March 12, 2011 and the promissory note bears interest of 8%.

Based on a valuation performed on the property securing the Elkhorn Notes and the Additional Notes using Level 3 inputs the notes were recorded at a value of $3.4 million and classified as a long-term investment, as the Company does not anticipate collecting on the Elkhorn Notes within the next twelve months.  Level 3 inputs are those inputs used in a valuation technique that are both significant to the fair value measurement and unobservable, i.e. supported by little or no market activity.  The valuation of the property included $1.7 million for the associated land, and $1.7 million for the repairs cost of the associated buildings.  The land value was determined by examining sales of land in the near vicinity with similar characteristics, and making adjustments as appropriate.  The replacement cost of the buildings was determined by estimating the cost to re-create the structures on the property, and then deducting for the physical depreciation of the standing buildings.

9.	LONG-TERM DEBT

Long-term debt consists of the following:

	September 30, 2010	December 31, 2009
Black Fox Project Facility (a)	$37,825	$62,514
Convertible debentures (b)	–	4,926
Capital leases	17,128	15,320
Notes payable and other	1,362	1,009
Total debt	56,315	83,769
Less: current portion of long-term debt	(20,504)	(34,860)
Total long-term debt	$35,811	$48,909

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

As of September 30, 2010, long-term debt is repayable as follows:

	Black Fox Project Facility	Capital leases	Notes payable and other	Total
2010	$5,000	$1,593	$1,314	$7,907
2011	16,360	6,274	48	22,682
2012	16,360	5,089	–	21,449
2013	4,078	4,110	–	8,188
2014	–	2,000	–	2,000
Total payments due under long-term debt	41,798	19,066	1,362	62,226
Less: imputed interest	–	(1,938)	–	(1,938)
Less: unamortized debt discount	(3,973)	–	–	(3,973)
Total debt	37,825	17,128	1,362	56,315
Less: current portion of long-term debt	(14,844)	(4,298)	(1,362)	(20,504)
Total long-term debt	$22,981	$12,830	$–	$35,811

(a)	Financing Agreement

On February 20, 2009, the Company entered into a $70 million Project Facility with the Banks relating to Black Fox.  As of December 31, 2009, the Company had borrowed the full $70 million available under the Project Facility.

The terms of the Project Facility include:  (i) interest on the outstanding principal amount accruing at a rate equal to the London interbank offered rate (“LIBOR”) plus 7% per annum and payable in monthly installments commencing March 31, 2009 (interest is currently payable monthly but may be monthly, quarterly or such other period as may be agreed to by the Banks and the Company); (ii) scheduled repayment of the principal amount in unequal quarterly amounts commencing September 30, 2009 (see discussion below regarding rescheduling of quarterly payments) with the final repayment no later than March 31, 2013; (iii) an arrangement fee of $3.5 million, and 8,709,028 warrants (the “Banks’ Compensation Warrants”) to purchase the Company’s common shares at an exercise price of Cdn$1.008 expiring February 20, 2013.  The average monthly LIBOR rate charged to the Company during the three and nine months ended September 30, 2010 was 0.3%.

Borrowings under the Project Facility are secured by substantially all of the Company’s assets, including the Black Fox Project, the assets required in the Arrangement with Linear, and the stock of its subsidiaries.  The Project Facility contains various financial and operational covenants that impose limitations on the Company which include, among other requirements, the following:  maintenance of certain financial coverage ratios and minimum project reserves, satisfaction of a minimum tangible net worth test, and the operation of the Black Fox project in compliance with an agreed cash flow budgeting and operational model.  As at September 30, 2010, the Company was, after giving effect to all consents and waiver letters given by the Banks, in compliance with the various financial and operational covenants of the Project Facility.

On August 3, 2010, the Banks agreed to amend certain provisions of the Project Facility for the outstanding principal of $41.8 million, including without limitation the following revised interim repayment schedule (in thousands):

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

Repayment Date	Repayment Amount
December 31, 2010	$5,000
March 31, 2011 and each quarter end through December 31, 2012	$4,090
March 31, 2013	$4,078

See Subsequent Events Note 21(c) for the subsequent rescheduling of the remaining debt repayments including early debt repayments.

At inception of the Project Facility, the Company recorded a $10.9 million discount on the Project Facility carrying value, comprised of the $3.5 million arrangement fee and the $7.4 million fair value assigned to the Banks’ Compensation Warrants, which discount is being accreted over the life of the loan using the effective interest method and charged to interest expense.  Additionally, at inception, the Company recorded $0.6 million of debt transactions costs that are treated similarly to the discount on the Project Facility.  The accretion recorded as interest expense for the three and nine months ended September 30, 2010 was $0.7 million and $3.6 million, respectively.

(b)	Convertible Debentures

On February 26, 2010, the Company reached an agreement with the holder (the “Debenture Holder”) of its Series 2007-A convertible debentures (the “2007 Debentures”) to further extend the maturity date of the $4.3 million principal amount of the 2007 Debentures held by the Debenture Holder from February 23, 2010 to August 23, 2010 (the “Extended Debentures”).  The Debenture Holder owned $4.3 million principal amount of the 2007 Debentures as of December 31, 2009 and February 23, 2010 (on which $0.8 million of interest was paid on March 3, 2010).  On August 23, 2010, the Extended Debentures were retired and principal and interest were paid as scheduled.

As consideration for extending the 2007 Debentures, the Company agreed to (i) issue 200,000 common shares of the Company to the Debenture Holder (“Debenture Holder Shares”) on February 26, 2010, and (ii) issue 536,250 common share purchase warrants (“Debenture Holder Warrants”) with an expiration date of February 23, 2011 and an exercise price of $2.00.

During the first quarter of 2010, the Company recorded a loss on modification of convertible debentures of $0.5 million comprised of $0.3 million for the Debenture Holder Shares, $0.1 million for the Debenture Holder Warrants and $0.1 million for administrative costs.  The Debenture Holder Warrants were assigned a fair value of $0.1 million, using an option pricing model with the following assumptions:  no dividends are paid, a volatility of the Company’s share price of 66%, an expected life of the warrants of one year, and an annual risk-free rate of 1.3%.

On the date of extension of the Extended Debentures, the $4.3 million principal represented the fair value of the Debentures.  The holder’s option to convert the principal balance into common shares did not represent a beneficial conversion feature at the date of extension as the trading price of the Company’s common shares was lower than the strike price, and as such, no portion of the principal was allocated to the holder’s option to convert the principal balance.  The $4.3 million fair value of the Extended Debentures was classified as a liability.

10.	EQUITY-LINKED FINANCIAL INSTRUMENTS

In June 2008, the ASC guidance for derivatives and hedging when accounting for contracts in an entity’s own equity was updated to clarify the determination of whether an instrument (or embedded feature) is indexed to an entity’s own stock which would qualify as a scope exception from hedge accounting.  The provisions of the updated guidance were adopted January 1, 2009.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

Under the guidance, an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency.  As of September 30, 2010 and December 31, 2009, the Company had 38.0 million and 26.4 million outstanding warrants to purchase common shares of the Company, respectively, that were denominated in a currency (Canadian dollars) other than its functional currency (US dollars).  As such, these warrants are not considered to be indexed to the Company’s own stock, which precludes the warrants from meeting the scope exception under the guidance.  The warrants thereby are accounted for separately as derivative instruments, rather than as equity instruments.

As of September 30, 2010, the Company has assessed the fair value of the outstanding warrants subject to this accounting guidance and recorded a gain of $4.2 million during the nine months ended September 30, 2010 (2009 – loss of $17.8 million) on the change in fair value of the warrants.

These warrants were fair valued at September 30, 2010 and December 31, 2009 using an option pricing model with the following assumptions:  no dividends are paid, weighted average volatilities of the Company’s share price of 71% and 78%, weighted average expected lives of the warrants of 2.2 and 2.6 years, and weighted average annual risk-free rates of 1.5% and 1.8%, respectively.

11.	SHARE CAPITAL

(a)	Shares issued in 2010

(i)         During the nine months ended September 30, 2010, the Company issued (a) 639,250 common shares of the Company as compensation for services, (b) 398,183 common shares of the Company as consideration for a promissory note with an aggregate balance of $0.7 million (See Note 14) and (c) 702,679 common shares to the former Chief Executive Officer for severance costs in lieu of cash.

(ii)        For the nine months ended September 30, 2010, there were 2,145,000 shares issued upon exercise of warrants for proceeds of $2.1 million.  Each warrant exercised had an exercise price of $1.00.

(iii)      On February 26, 2010, the Company issued 200,000 common shares of the Company and 536,250 common share purchase warrants that expire on February 23, 2011 and have an exercise price of $2.00 to the Debenture Holder as compensation to extend the 2007 Debentures for six months.  See Note 9(b) for additional information.

(iv)       On March 19, 2010, the Company issued 15,625,000 common shares of the Company to Linear for net proceeds of $24.5 million.  These shares were cancelled on June 25, 2010, in conjunction with the Arrangement (See Note 1).

(v)        On June 25, 2010, the Company issued 60,523,014 common shares of the Company to the shareholders of Linear in conjunction with the Arrangement (See Note 1).

(vi)       On July 29, 2010, the Company completed a private placement of 10,000,000 flow-through common shares at Cdn$1.40 per share for net proceeds of $12.5 million (Cdn$13.0 million).  The Company intends to use the proceeds from the sale of the flow-through shares to incur exploration and development expenses at the Black Fox mine and adjoining Grey Fox and Pike River properties.  In connection with this offering, 700,000 broker compensation warrants were issued to the agent with a fair value of $0.4 million.  Each broker compensation warrant is exercisable at $1.36 (Cdn$1.40) per common share of the Company and expires on July 29, 2012.  The broker compensation warrants were fair valued using an option pricing model with the following assumptions:  no dividends are paid, a volatility of the Company’s share price of 82%, an expected life of the warrants of 2.0 years, and an annual risk-free rate of 1.5%.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

(b)	Warrants

A summary of information concerning outstanding warrants is as follows:

Number of Warrants and Shares Issuable upon Exercise
Balance, December 31, 2009	27,898,294
Warrants issued in connection with the Arrangement (Note 1)	11,191,677
Other warrants issued	1,236,250
Warrants exercised	(2,145,000)
Warrants expired	(255,000)
Balance, September 30, 2010	37,926,221

The following table summarizes outstanding warrants as at September 30, 2010:

Date Issued		Number of Warrants and Shares Issuable upon Exercise	Exercise Price	Expiry Date
			Exercisable in US$
February 26, 2010		536,250	2.00	February 23, 2011
			Exercisable in Cdn$
December 31, 2008		63,750	1.200	December 31, 2010
February 20, 2009		579,475	1.024	February 20, 2011
June 25, 2010	(1)	3,178,769	1.096	March 19, 2011
July 15, 2009		391,665	0.960	July 15, 2011
July 24, 2008		5,100,813	2.600	July 24, 2011
June 25, 2010	(1)	891,316	1.571	November 19, 2011
July 29, 2010		700,000	1.400	July 29, 2012
December 10, 2008		10,653,563	0.884	December 10, 2012
February 20, 2009		8,709,028	1.008	February 20, 2013
June 25, 2010	(1)	7,121,592	2.192	November 19, 2014
		37,389,971
		37,926,221

(1)	Issued in connection with the Arrangement (Note 1)

In addition, 612,098 units issued to placement agents on July 24, 2008 (the Agents’ Units) are outstanding.  Each Agents’ Unit is exercisable at Cdn$2.40 into one common share of the Company and one- half of one warrant (the Agents’ Warrant), with each whole Agents’ Warrant exercisable into one common share of the Company at Cdn$3.12.  The Agent’s Units and Agents’ Warrants expire on July 24, 2012.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

(c)	Options

A summary of information concerning outstanding stock options is as follows:

	Number of Common Shares	Weighted Average Exercise Price Per Share
Balance, December 31, 2009	2,898,592	$2.55
Options issued in connection with the Arrangement (Note 1)	3,448,746	1.25
Other options issued	3,646,000	1.12
Options forfeited	(278,229)	2.08
Balance, September 30, 2010	9,715,109	$1.57

The following table summarizes information concerning outstanding and exercisable stock options at September 30, 2010:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.50 to $1.00	1,971,099	3.1	$0.81	1,967,349	$0.81
$1.00 to $1.50	4,727,581	4.7	$1.14	940,859	$1.21
$1.50 to $2.00	407,123	4.5	$1.74	313,281	$1.69
$2.00 to $2.50	1,618,319	2.8	$2.18	1,618,319	$2.18
$2.50+	990,987	3.2	$4.08	990,987	$4.08
	9,715,109	3.9	$1.57	5,830,795	$1.86

(d)	Stock-based compensation

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	September 30, 2010	September 30, 2009
Risk-free interest rate	1.9%	1.9%
Dividend yield	0%	0%
Volatility	73%	77%
Expected life in years	4	6
Weighted average grant-date fair value of stock options	$0.53	$0.91

12.	INTEREST EXPENSE

Interest expense consists of:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Accretion on convertible debentures	$116	$210	$524	$1,215
Amortization of debt discount	704	1,158	3,513	1,627
Amortization of deferred financing costs	34	36	113	51
Capital leases, Project Facility and other	1,031	1,599	3,756	2,259
	$1,885	$3,003	$7,906	$5,152

For the nine months ended September 30, 2009, the Company capitalized interest of $1.8 million.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

13.	INCOME TAXES

The Company recorded income tax benefits of $0.9 million and $0.1 million for the nine months ended September 30, 2010 and 2009, respectively, related to the issuance of flow-through shares but recorded no other recovery for income taxes as the net loss carry forwards are fully offset by a valuation allowance.

14.	MONTANA TUNNELS JOINT VENTURE

On February 1, 2010, the Company completed the sale of its 100% interest in MTMI, which held the Company’s remaining 50% interest in the Montana Tunnels joint venture to Elkhorn, for consideration of certain promissory notes held by Elkhorn and certain investors in Elkhorn or its affiliates with an aggregate outstanding balance of approximately $9.5 million.  Based on a valuation performed on the property securing the Elkhorn Notes using Level 3 inputs (see Note 8(b)), an impairment of $0.3 million was recorded for the Montana Tunnels equity interest as of December 31, 2009.  For the nine months ended September 30, 2010, the Company has recorded a $0.7 million loss on the sale of Montana Tunnels.

On March 12, 2010, the Company entered into a purchase agreement with a party who was a secondary creditor to the property which secures the Elkhorn Notes (the “Noteholder”) pursuant to which the Company issued 398,183 common shares on March 18, 2010, as consideration for a promissory note (the “Note”) held by the Noteholder with an aggregate balance of $0.7 million.  In the first quarter of 2010, the Company recorded an additional loss on the sale of the Montana Tunnels joint venture of $0.6 million in connection with the Note which is included within Equity loss in Montana Tunnels joint venture.  Principal and interest on the promissory note are due March 12, 2011 and the promissory note bears interest of 8% per annum.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

15.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period.  Diluted EPS is calculated to reflect the dilutive effect of exercising outstanding warrants and stock options and of conversion of convertible debentures by applying the treasury stock method.

Earnings (loss) used in determining EPS are presented below for the three and nine months ended September 30.

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Net loss	$(12,157)	$(16,910)	$(25,397)	$(52,534)
Weighted average number of shares outstanding, basic	137,106,858	64,291,248	97,976,572	59,863,938
Dilutive securities:
Options	–	–	–	–
Warrants	–	–	–	–
Weighted average number of shares outstanding, diluted	137,106,858	64,291,248	97,976,572	59,863,938
Basic and diluted earnings (loss) per share	$(0.09)	$(0.26)	$(0.26)	$(0.88)

Options and warrants outstanding but not included in computation of diluted weighted average number of shares (“OWNI”) because the strike prices exceeded the average price of the common shares	19,040,066	8,247,660	17,324,867	8,247,660
Average exercise price of OWNI	$2.28	$2.55	$2.31	$2.55
Shares issuable for convertible debentures excluded from calculation of EPS because their effect would have been anti-dilutive	–	2,145,000	–	2,145,000
Conversion price of anti-dilutive convertible securities	n/a	$2.00	n/a	$2.00

Due to a net loss for the three and nine months ended September 30, 2010, 29.5 million and 31.2 million, respectively, of warrants and stock options were excluded from the EPS computation because their effect would have been anti-dilutive.  Due to a net loss for the three and nine months ended September 30, 2009, an additional 24.2 million warrants and stock options were excluded from the EPS computation because their effect would have been anti-dilutive.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

16.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Net changes in non-cash operating working capital items are:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
(Increase) decrease in:
Accounts receivable and other	$(1,702)	$319	$(1,325)	$(624)
Prepaids	205	(285)	422	97
Inventories	(4,392)	(1,809)	(6,067)	(8,388)
Increase (decrease) in:
Accounts payable	4,530	5,250	5,097	8,863
Accrued liabilities	676	736	2,732	1,628
	$(683)	$4,211	$859	$1,576

(b)	Non-cash transactions are:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Increase in property, plant and equipment due to assets acquired via issuance of notes payable	$1,988	$47	$4,593	$4,086
Increase in prepaid assets due to financing a portion of the Company’s insurance program via the issuance of notes payable	152	203	1,232	785
Increase in share capital and corresponding reduction in accrued liabilities for shares issued to departing officers in lieu of cash	1,517	–	1,517	–
Increase in contributed surplus for the issuance of warrants to the Banks in connection with the Project Facility (Note 9(a)) and a corresponding decrease in debt for the debt discount	–	–	–	7,395
Increase in additional paid-in capital resulting from the cancellation of common shares issued to Linear in March 2010 Private Placement	–	–	5,121	–
Non-cash transactions resulting from the Linear acquisition via the issuance of common shares, warrants and options were as follows:
Increase in current assets excluding cash	–	–	284	–
Increase in property, plant and equipment	–	–	58,416	–
Increase in restricted certificates of deposit	–	–	35	–
Increase in current liabilities	–	–	(1,589)	–
Increase in future income tax liability	–	–	(9,517)	–

17.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk and commodity risk.  Where material, these risks are reviewed and monitored by the Board of Directors.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

(a)	Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity balance.

The capital structure of the Company consists of current and long-term debt and equity attributable to common shareholders, comprising issued common stock, additional paid-in capital, and accumulated deficit.

(b)	Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company.  The Company’s credit risk is limited to cash, trade receivables, restricted cash, restricted certificates of deposit, derivative instruments, auction rate securities and notes receivable in the ordinary course of business.  Cash, restricted cash, restricted certificates of deposit, derivative instruments and auction rate securities are placed with high-credit quality financial institutions.  The Company sells its metal production exclusively to large international organizations with strong credit ratings.  The balance of trade receivables owed to the Company in the ordinary course of business is not significant.  The fair value of accounts receivable approximates carrying value due to the relatively short periods to maturity on these instruments.  Therefore, the Company is not exposed to significant credit risk.  Overall, the Company’s credit risk has not changed significantly from 2009 with the exception of the notes receivable described in Note 8(b) and Note 14.

The Company assesses quarterly whether there has been an impairment of the financial assets of the Company.  The Company has not recorded an impairment on any of the financial assets of the Company during the three and nine months ended September 30, 2010.  Brigus continues to maintain a portion of its investments in ARS, which are floating rate securities that are marketed by financial institutions with auction reset dates at 28 day intervals to provide short-term liquidity.  All ARS were rated AAA when purchased, pursuant to Brigus’s investment policy at the time.  Auction rate securities are no longer permitted to be purchased under the Company’s current investment policy.  Beginning in August 2007, a number of auctions began to fail and the Company is currently holding ARS with a par value of $1.5 million which currently lack liquidity.  All of Brigus’s ARS have continued to make regular interest payments.  If uncertainties in the credit and capital markets persist or Brigus’s ARS experience further downgrades, the Company may incur additional impairments, which may continue to be judged other than temporary.  Brigus believes that the current illiquidity of its ARS will not have a material impact on its financial condition.

The Company’s maximum exposure to credit risk is represented by the carrying amount on the balance sheet of cash, trade receivables, restricted cash, restricted certificates of deposit, derivative instruments, auction rate securities and notes receivable.  There are no material financial assets that the Company considers to be past due.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due.  The Company has a planning and budgeting process to monitor operating cash requirements including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change.  These variables include, but are not limited to, available bank lines, mineral production from existing operations, commodity prices, taxes and the availability of capital markets.  As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain project debt financing.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

Trade payables and accrued liabilities are paid in the normal course of business typically according to their terms.  At September 30, 2010, the Company was, after giving effect to all consents and waiver letters given by the Banks, in compliance with its debt covenants.

(d)	Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include:  Canadian dollar denominated cash, restricted certificates of deposit and accounts payable.  For the three and nine months ended September 30, 2010, the sensitivity of the Company’s net income due to changes in the exchange rate between the Canadian dollar and the United States dollar would have impacted net income by $0.5 million and $1.3 million, respectively, for a 10% increase or decrease in the Canadian dollar.

(e)	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments.  As of September 30, 2010, the Company’s significant outstanding borrowings consist of $37.8 million of indebtedness under the Project Facility (Note 9(a)).  Amounts outstanding under the Project Facility accrue interest at a floating rate based on LIBOR plus 7.0%.  The average monthly LIBOR rate during the three and nine months ended September 30, 2010 was 0.3%.  The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.  The weighted average interest rate paid by the Company during the three and nine months ended September 30, 2010, on its outstanding borrowings was 7.3%.

For the three and nine months ended September 30, 2010, a 100 basis point increase or decrease in interest rates would have had a $0.1 million and a $0.4 million increase or decrease to interest expense recorded during the periods, respectively.

(f)	Commodity Price Risk

The Company’s principal businesses include the sale of gold.  Revenues, earnings and cash flows from the sale of gold are sensitive to changes in market prices, over which the Company has little or no control. The Company has the ability to address its price-related exposures through the limited use of options, future and forward contracts, but generally does not enter into such arrangements.

On February 20, 2009, in order to meet certain loan criteria of the Project Facility, the Company entered into certain gold forward sales contracts.  See Note 6 for details.

(g)	Fair Value Estimation

The fair value of financial instruments that are not traded in an active market (such as derivative instruments) is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions, with the exception of auction rate securities and notes receivable.  The valuation method of the Company’s ARS investments is described in Note 8(a).  The valuation method of the Company’s notes receivable acquired during the nine months ended September 30, 2010 is described in Note 8(b).

The carrying value less impairment provision, if necessary, of restricted cash, restricted certificates of deposit, long-term investments, trade receivables, trade payables, and notes receivable approximate their fair values.  In addition, as the interest rate on the Company’s credit facility is floating and has no unusual rights or terms, the carrying value approximates its fair value.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

18.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

As at September 30, 2010 the Company had approximately $35.9 million of contractual commitments consisting of (1) $19.3 million associated with the capital program to develop the underground mine at Black Fox and (2) $16.6 million of contracted commitments for the development of the Goldfields Project.

(b)	Contingencies

On September 4, 2009, Joe Green and companies owned or controlled by him, including a Mexican company named Minas de Coronado, S. de R.L. de C.V., with whom the Company’s Mexican subsidiary, Minera Sol de Oro, S.A. de C.V., has a joint venture relationship at the Huizopa exploration project in the State of Sonora, Mexico, filed a complaint against the Company in the United States District Court for the District of Nevada.  In that complaint, Mr. Green alleged, among other things, that the Company and Minera Sol de Oro had breached various agreements and alleged fiduciary duties and had failed to recognize Minas de Coronado’s right to a joint venture interest in the Huizopa exploration project, and asked the Court to undo the parties’ 80/20 joint venture arrangement and compel the return of the Huizopa exploration project properties to Mr. Green’s companies.

On October 5, 2009, the Company filed a motion to dismiss the complaint and to compel arbitration or, in the alternative, to stay proceedings pending the conclusion of an arbitration.  On March 2, 2010, the court held a hearing on that motion and on March 9, 2010, the court granted the Company’s motion and dismissed the action.  On April 8, 2010, Mr. Green appealed the March 9, 2010 Nevada District Court decision to the Ninth Circuit Court of Appeals.  On June 18, 2010, Mr. Green and Brigus filed a dismissal with prejudice agreement with the Ninth Circuit, requesting an order dismissing the lawsuit with prejudice.  The Ninth Circuit issued that order on October 25, 2010.  Under the Court’s order, either party could submit their dispute to arbitration, but neither Mr. Green nor the Company has filed an arbitration.  In the event Mr. Green were to file an arbitration proceeding, management would vigorously defend the Company against those claims.  The carrying value of the Huizopa property as of September 30, 2010 is $3.2 million.

19.	SEGMENTED INFORMATION

Brigus owns and operates the Black Fox mine and mill and its adjacent Grey Fox and Pike River exploration properties.  Additionally, Brigus owns the Goldfields development project in Canada and other exploration properties in Mexico (Ixhuatan and Huizopa) and the Dominican Republic.  Prior to June 30, 2010, the Company only reported Black Fox as a segment and included Huizopa within Corporate and Other as a segment.  As a result of the Arrangement, the Company has expanded its reportable segments.  The reportable segments have been determined at the level where decisions are made on the allocation of resources and capital and where performance is measured.  The financial information for Montana Tunnels assets and liabilities as of December 31, 2009 and the results of operations for the three and nine months ended September 30, 2010 and 2009 are reported under the equity investment method as a result of the joint venture agreement (see Note 14) and is presented within Corporate.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

Amounts as at September 30, 2010 are as follows:

	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Current assets	$15,835	$45	$286	$18,701	$34,867
Property, plant, and equipment	123,427	40,393	20,957	137	184,914
Restricted certificates of deposit	17,383	–	–	43	17,426
Other long-term assets	4,410	–	–	4,476	8,886
Total assets	$161,055	$40,438	$21,243	$23,357	$246,093

Current liabilities	$31,113	$371	$7	$28,317	$59,808
Derivative instruments – long-term	–	–	–	41,672	41,672
Debt and other long-term liabilities	35,811	–	–	769	36,580
Equity-linked financial instruments	–	–	–	29,041	29,041
Accrued site closure costs	7,110	–	–	–	7,110
Future income tax liabilities	444	–		10,714	11,158
Total liabilities	$74,478	$371	$7	$110,513	$185,369

Amounts as at December 31, 2009 are as follows:

	Black Fox	Corporate and Other	Total
Current assets	$14,020	$4,945	$18,965
Derivative instruments – long-term	–	4,844	4,844
Property, plant, and equipment	113,167	3,004	116,171
Investment in Montana Tunnels joint venture	–	3,440	3,440
Other long-term assets	14,798	1,043	15,841
Total assets	$141,985	$17,276	$159,261

Current liabilities	$36,153	$20,524	$56,677
Derivative instruments – long-term	–	31,654	31,654
Equity-linked financial instruments	–	27,318	27,318
Debt and other long-term liabilities	48,909	483	49,392
Accrued site closure costs	5,345	–	5,345
Future income tax liabilities	1,304	–	1,304
Total liabilities	$91,711	$79,979	$171,690

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

Amounts for the three and nine month periods ended September 30, 2010 and 2009, respectively, are as follows:

	Three Months Ended September 30, 2010
	Black Fox	Goldfields Project Canada	Other Exploration Properties	Corporate and Other	Total
Revenue from sale of gold	$23,679	–	–	–	$23,679
Operating expenses
Direct operating costs	8,480	–	–	–	8,480
Depreciation and amortization	2,718	–	–	16	2,734
Accretion expense – accrued site closure costs	214	–	–	–	214
General and administrative expenses	–	–	–	3,095	3,095
Exploration and business development	1,367	435	225	–	2,027
	12,779	435	225	3,111	16,550
Operating income (loss)	10,900	(435)	(225)	(3,111)	7,129
Other income (expenses)
Interest income	–	–	–	82	82
Interest expense	(1,667)	–	–	(218)	(1,885)
Linear acquisition costs	–	–	–	(125)	(125)
Fair value change on equity-linked financial instruments	–	–	–	(7,667)	(7,667)
Realized loss on derivative instruments	–	–	–	(4,791)	(4,791)
Unrealized loss on derivative instruments	–	–	–	(5,030)	(5,030)
Foreign exchange gain and other	–	–	–	130	130
	(1,667)	–	–	(17,619)	(19,286)
Income (loss) before income taxes and equity loss in Montana Tunnels JV	$9,233	$(435)	$(225)	$(20,730)	$(12,157)

Investing activities – capital expenditures	$9,676	$–	$–	$31	$9,707

	Three Months Ended September 30, 2009
	Black Fox	Corporate and Other	Total
Revenue from sale of gold	$19,131	$–	$19,131
Direct operating costs	11,420	–	11,420
Depreciation and amortization	2,759	9	2,768
Accrued site closure costs – accretion expense	147	–	147
General and administrative expenses	–	1,084	1,084
Exploration and business development	340	210	550
	14,666	1,303	15,969
Operating income (loss)	4,465	(1,303)	3,162
Interest income	–	57	57
Interest expense	(2,803)	(200)	(3,003)
Fair value change on equity-linked financial instruments	–	(4,174)	(4,174)
Realized loss on investments – derivative instruments	–	(1,435)	(1,435)
Unrealized loss on investments – derivative instruments	–	(10,196)	(10,196)
Foreign exchange gain and other	–	228	228
	(2,803)	(15,720)	(18,523)
Income (loss) before income taxes and equity loss in Montana Tunnels JV	$1,662	$(17,023)	$(15,361)

Investing activities – capital expenditures	$14,114	$–	$14,114

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

	Nine Months Ended September 30, 2010
	Black Fox	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from sale of gold	$63,468	–	–	–	$63,468
Operating expenses
Direct operating costs	26,738	–	–	–	26,738
Depreciation and amortization	10,196	–	–	28	10,224
Accretion expense – accrued site closure costs	566	–	–	–	566
General and administrative expenses	–	–	–	8,725	8,725
Exploration and business development	2,676	435	613	–	3,724
	40,176	435	613	8,753	49,977
Operating income (loss)	23,292	(435)	(613)	(8,753)	13,491
Other income (expenses)
Interest income	–	–	–	195	195
Interest expense	(6,970)	–	–	(936)	(7,906)
Loss on modification of debentures	–	–	–	(513)	(513)
Linear acquisition costs	–	–	–	(3,338)	(3,338)
Fair value change on equity-linked financial instruments	–	–	–	4,227	4,227
Realized loss on derivative instruments	–	–	–	(4,552)	(4,552)
Unrealized loss on derivative instruments	–	–	–	(26,968)	(26,968)
Foreign exchange gain and other	90	–	–	(291)	(201)
	(6,880)	–	–	(32,176)	(39,056)
Income (loss) before income taxes and equity loss in Montana Tunnels JV	$16,412	$(435)	$(613)	$(40,929)	$(25,565)

Investing activities – capital expenditures	$14,689	$–	$–	$113	$14,802

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

	Nine months ended September 30, 2009
	Black Fox	Corporate and Other	Total
Revenue from sale of gold	$23,840	$–	$23,840
Direct operating costs	13,454	–	13,454
Depreciation and amortization	3,771	30	3,801
Accrued site closure costs – accretion expense	216	–	216
General and administrative expenses	–	3,112	3,112
Exploration and business development	452	627	1,079
	17,893	3,769	21,662
Operating income (loss)	5,947	(3,769)	2,178
Interest income	–	135	135
Interest expense	(3,901)	(1,251)	(5,152)
Debt transaction costs	–	(1,249)	(1,249)
Loss on modification of debentures	–	(1,969)	(1,969)
Fair value change on equity-linked financial instruments	–	(17,756)	(17,756)
Realized loss on investments – derivative instruments	–	(1,559)	(1,559)
Unrealized loss on investments – derivative instruments	–	(25,238)	(25,238)
Foreign exchange gain and other	–	509	509
	(3,901)	(48,378)	(52,279)
Income (loss) before income taxes and equity loss in Montana Tunnels joint venture	$2,046	$(52,147)	$(50,101)

Investing activities – capital expenditures	$54,560	$–	$54,560

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

20.	DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

The Company prepares its consolidated financial statements in accordance with U.S. GAAP.  The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with Canadian GAAP at September 30, 2010 and December 31, 2009 and for the three and nine months ended September 30, 2010 and 2009.

Material variances between financial statement items under U.S. GAAP and the amounts determined under Canadian GAAP are as follows:

	September 30, 2010	December 31, 2009
Total assets in accordance with U.S GAAP	$246,093	$159,261
Bank indebtedness (e)	–	(328)
Montana Tunnels joint venture (b)	–	10,911
Black Fox development costs(c)	24,010	27,674
Exploration costs (c)	516	–
Financing costs (a)	(373)	(485)
Deferred stripping costs (h)	2,770	–
Total assets in accordance with Canadian GAAP	$273,016	$197,033

Total liabilities in accordance with U.S. GAAP	$185,369	$171,690
Bank indebtedness (e)	–	(328)
Montana Tunnels joint venture (b)	–	10,911
Convertible debentures (d)	–	(86)
Income taxes related to flow-through share issuance (e)	(1,061)	(869)
Equity-linked financial instruments (g)	(29,041)	(27,318)
Total liabilities in accordance with Canadian GAAP	$155,267	$154,000

Total shareholders’ equity (deficiency) in accordance with U.S. GAAP	$60,724	$(12,429)
Financing costs (a)	(373)	(485)
Black Fox development costs (c)	24,010	27,674
Exploration costs (c)	516	–
Convertible debentures (d)	–	86
Income taxes related to flow-through share issuance (e)	1,061	869
Equity-linked financial instruments (g)	29,041	27,318
Deferred stripping costs (h)	2,770	–
Total shareholders’ equity in accordance with Canadian GAAP	$117,749	$43,033

Total shareholders’ equity and liabilities in accordance with Canadian GAAP	$273,016	$197,033

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

Under Canadian GAAP, the components of shareholders’ equity would be as follows:

	September 30, 2010	December 31, 2009
Share capital	$292,860	$202,925
Equity component of convertible debentures	–	584
Contributed surplus	50,631	36,051
Deficit	(225,742)	(196,527)
Total shareholders’ equity in accordance with Canadian GAAP	$117,749	$43,033

Under Canadian GAAP, the net loss and net loss per share would be adjusted as follows:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Loss before equity loss in Montana Tunnels joint venture for the period, based on U.S. GAAP	$(12,157)	$(15,361)	$(24,696)	$(50,028)
Financing costs (a)	33	36	112	(521)
Black Fox development costs (c)	(2,530)	(441)	(3,664)	(609)
Exploration costs (c)	516	–	516	–
Convertible debentures (d)	(95)	(127)	(398)	(404)
Equity-linked financial instruments (g)	7,667	4,174	(4,227)	17,756
Income taxes (f)	–	–	1,073	116
Deferred stripping costs (h)	2,152	–	2,770	–
Loss from continuing operations for the period, based on Canadian GAAP	(4,414)	(11,719)	(28,514)	(33,690)
Equity loss in Montana Tunnels joint venture, under U.S. GAAP	–	(1,549)	(701)	(2,506)
Montana Tunnels joint venture (b)	–	(720)	–	(1,279)
Loss from discontinued operations for the period, based on Canadian GAAP	–	(2,269)	(701)	(3,785)
Net loss for the period based on Canadian GAAP	$(4,414)	$(13,988)	$(29,215)	$(37,475)
Comprehensive loss based on Canadian GAAP	$(4,414)	$(13,988)	$(29,215)	$(37,475)
Basic and diluted net loss per share based on Canadian GAAP	$(0.03)	$(0.22)	$(0.30)	$(0.63)

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

Under Canadian GAAP, the consolidated statements of cash flows would be adjusted as follows:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Cash provided by operating activities based on U.S. GAAP	$3,591	$6,355	$13,589	$4,623
Exploration costs (c)	516	–	516	–
Deferred stripping costs (h)	2,152	–	2,770	–
Montana Tunnels joint venture (b)	–	1,525	–	1,189
Cash provided by operating activities based on Canadian GAAP	6,259	7,880	16,875	5,812

Cash used in investing activities based on U.S. GAAP	(8,523)	(16,916)	(9,313)	(59,226)
Montana Tunnels joint venture (b)	–	(4)	–	(14)
Exploration costs (c)	(516)	–	(516)	–
Deferred stripping costs (h)	(2,152)	–	(2,770)	–
Restricted cash for Canadian flow-through expenditures (e)	–	3,613	(4,295)	1,414
Cash used in investing activities based on Canadian GAAP	(11,191)	(13,307)	(16,894)	(57,826)

Cash provided by financing activities based on U.S. GAAP	6,579	10,193	2,675	55,080
Montana Tunnels joint venture (b)	–	(635)	–	(1,175)
Cash provided by financing activities based on Canadian GAAP	6,579	9,558	2,675	53,905

Effect of exchange rate changes on cash	164	(568)	(412)	(477)

Net cash outflow in accordance with Canadian GAAP	1,811	3,563	2,244	1,414
Cash, beginning of period under Canadian GAAP	4,728	936	4,295	3,085
Cash, end of period under Canadian GAAP	$6,539	$4,499	$6,539	$4,499

(a)	Financing costs

Under U.S. GAAP, debt financing costs are capitalized and amortized over the term of the related debt.  Under Canadian GAAP, the Company expenses debt financing costs when they are incurred.

(b)	Montana Tunnels joint venture

Under U.S. GAAP, the Company has accounted for its 50% interest in the Montana Tunnels joint venture (“Montana Tunnels”) using the equity method whereby the Company's share of Montana Tunnels earnings and losses is included in operations and its investment in Montana Tunnels adjusted by a similar amount.

Under Canadian GAAP, the Company would account for its joint venture interest in Montana Tunnels using the proportionate consolidation method whereby the Company's proportionate share of each line item of Montana Tunnels assets, liabilities, revenues and expenses is included in the corresponding line item of the Company's financial statements.

(c)	Capitalization of Development and Exploration Costs

On April 14, 2008, the Company filed a Canadian National Instrument 43-101 prepared to U.S. standards and on April 24, 2008, the Company’s Board of Directors approved a plan authorizing management to proceed with development of Black Fox.  Therefore, effective April 24, 2008, under U.S. GAAP, mining development costs at the Black Fox Project are capitalized.  Development costs incurred prior to April 24, 2008 were expensed as incurred under U.S. GAAP.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

Under Canadian GAAP, mining development costs at Black Fox Project have been capitalized from inception.  Accordingly, for Canadian GAAP purposes, a cumulative increase in property, plant and equipment of $25.5 million has been recorded as at September 30, 2010.

Under Canadian GAAP, exploration costs at the Goldfields Project and Ixhuatan are capitalized while they are expensed as incurred under U.S GAAP.  Accordingly, for Canadian GAAP purposes, a cumulative increase in property, plant and equipment of $0.5 million has been recorded as at September 30, 2010.

(d)	Convertible debentures

Under Canadian GAAP, the 2007 Debentures (Note 9(b)) would have been recorded as compound financial instruments including detachable note warrants.  On issuance, under U.S. GAAP, the detachable note warrants are similarly treated as an equity instrument with the remainder of the convertible debentures treated as a liability.  Further, under U.S. GAAP, the beneficial conversion features determined using the effective conversion prices based on the proceeds allocated to the convertible debentures is allocated to additional paid-in capital.  This discount on the debenture is recognized as additional interest expense immediately as the debt is convertible at the date of issuance.  Canadian GAAP does not require the recognition of any beneficial conversion feature.

(e)	Flow-through common shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  Under U.S. GAAP, the proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of a deferred tax liability and the liability recognized on issuance.

Under Canadian GAAP, the Company has accounted for the issue of flow-through shares using the deferral method in accordance with Canadian GAAP.  At the time of issue, the funds received are recorded as share capital.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents under U.S. GAAP.  These funds are not considered restricted under Canadian GAAP.  As at September 30, 2010 and December 31, 2009, there were unexpended flow-through funds of $10.1 million and $4.6 million, respectively.

(f)	Income taxes

While tax accounting rules are essentially the same under both U.S. and Canadian GAAP, tax account differences can arise from differing treatment of various assets and liabilities.  For example, certain mine developments cost are capitalized under Canadian GAAP and expensed under U.S. GAAP, as explained in (c) above.  An analysis of these differences indicates that there are larger potential tax benefits under U.S. GAAP than under Canadian GAAP but a valuation allowance has been applied to all amounts as of September 30, 2010.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

(g)	Equity-linked financial instruments not indexed to the Company’s own stock

Under U.S. GAAP, effective January 1, 2009, an equity-linked financial instrument would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency.  As of September 30, 2010 and December 31, 2009, the Company had 38.0 million and 26.4 million outstanding warrants to purchase common shares of the Company, respectively, that were denominated in a currency (Canadian dollars) other than its functional currency (US dollars).  As such, these warrants are not considered to be indexed to the Company’s own stock, and are thereby required to be accounted for separately as derivative instruments, rather than as equity instruments.

Under Canadian GAAP, these warrants are accounted for as equity instruments, with their fair value upon issuance recognized as additional paid-in capital.

(h)	Deferred stripping costs

Under U.S. GAAP, stripping costs incurred during the production stage of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred.  Under Canadian GAAP, stripping costs that represent a betterment to the mineral property are capitalized and amortized using the units-of-production method over the expected life of the mine based on the estimated recoverable gold equivalent ounces.

21.	SUBSEQUENT EVENTS

(a)	Equity Offering

On October 19, 2010, the Company completed an equity offering for gross proceeds of $55.8 million (Cdn$57.5 million) and net proceeds of approximately $52.3 million (Cdn$53.9 million).  The equity offering consisted of (1) 34,500,000 equity units at Cdn$1.50 per unit with each unit comprised of one common share and one-quarter warrant with each whole warrant entitling the holder to purchase one common share at Cdn$2.19 for gross proceeds of Cdn$51.75 million and (2) 3,382,353 flow-through common shares at Cdn$1.70 per common share for gross proceeds of Cdn$5.75 million.

(b)	Gold Stream Agreement

On November 9, 2010, Brigus entered into a gold stream agreement with Sandstorm Resources Ltd. (“Sandstorm”) pursuant to which Sandstorm agreed to purchase 12% of the gold production from the Black Fox Mine beginning in January 2011 and 10% of future production from the Black Fox Extension covering a portion of the adjoining Pike River property (the “Gold Stream”).  Sandstorm made an upfront payment to Brigus of $56.3 million.  Sandstorm will also pay Brigus ongoing per ounce payments of $500 subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum.  Brigus has the option, for a 24 month period, to reduce the Gold Stream to 6% of production from the Black Fox Mine and 4.5% of production from the Black Fox Extension for a payment of $36.6 million.

(c)	Project Facility early repayments and rescheduling of remaining debt repayments

On October 20, 2010, the Company repaid $20.7 million of the $41.8 million principal outstanding on the Project Facility as of September 30, 2010.  On November 9, 2010, the Company made an additional $14.0 million repayment of principal outstanding on the Project Facility.  The remaining balance of the $7.1 million under the Project Facility is required to be paid in six equal quarterly payments of $1.18 million commencing with the first payment due on June 30, 2011.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Financial Statements
Nine month period ended September 30, 2010
(Stated in U.S. dollars, unless indicated otherwise; tabular amounts in thousands except share and per share data)
(Unaudited)

(d)	Early settlement of gold forward contracts

During October and November 2010, Brigus reduced its forward gold sales contract obligations by 147,602 ounces with cash payments totaling $80.6 million.  As of November 9, 2010, the only remaining forward gold sales contracts outstanding are 1,518 ounces scheduled to be settled in December 2010.

SHAREHOLDER INFORMATION
Stock Exchange Listings

Common shares of Brigus Gold Corp. are listed on the Toronto and American Stock exchanges:

TSX: BRD | NYSE Amex: BRD

Transfer Agent & Registrar

Shareholder inquiries relating to address changes and share certificates should be directed to:

CIBC Mellon Trust Company
Toronto, Ontario
Tel:	(416) 643-5500
Toll free:	1(800) 387-0825
E-mail:	inquiries@cibcmellon.com

Investor Relations Inquiries

Inquiries regarding the company’s latest information, news releases, investor presentations, mining projects and general financial information may be directed to:

Wendy Yang
(303) 524-3217
wyang@brigusgold.com

Interest parties are also encouraged to visit the Company’s website at www.brigusgold.com.